  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON  SEPTEMBER 11, 1998
                                                      Registration No. 333-_____

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            _______________________
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            _______________________
                              TREX COMPANY, INC.
            (Exact name of registrant as specified in its charter)
                            _______________________

          DELAWARE                                     3089                                  54-1910453
  (State or other jurisdiction            (Primary Standard Industrial          (I.R.S. Employer Identification No.)
of incorporation or organization)          Classification Code Number)


                            20 SOUTH CAMERON STREET
                             WINCHESTER, VA 22601
                                (540) 678-4070
  (Address, Including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ANTHONY J. CAVANNA
                           SENIOR VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                              TREX COMPANY, INC.
                            20 SOUTH CAMERON STREET
                             WINCHESTER, VA 22601
                                (540) 678-4070
(Name, address, including zip code and telephone number, including area code, of agent for service)

                                  Copies to:

  RICHARD J. PARRINO, ESQ.                                                  BRIAN HOFFMANN, ESQ.
   HOGAN & HARTSON L.L.P.                                                 MCDERMOTT, WILL & EMERY
   555 13TH STREET, N.W.                                              50 ROCKEFELLER PLAZA, 11TH FLOOR
 WASHINGTON, DC  20004-1190                                               NEW YORK, NY  10020-1605
     (202) 637-5600                                                           (212) 547-5400

                            _______________________

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434,please check the following box. [_]

                            _______________________
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
         Title of each class of            Proposed maximum
           securities to be                     aggregate                          Amount of
             registered                      offering price (1)                 registration fee
------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share          $51,750,000                          $15,266.25
------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o), solely for the purposes of computing the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                Subject to Completion Dated September 11, 1998

[LOGO]                        __________________SHARES

                              TREX COMPANY, INC.

                                 COMMON STOCK
                               ($.01 PAR VALUE)

                               ___________________


          Trex Company, Inc. (the "Company") is hereby offering (the "Offering") _____________ shares (the "Shares") of the Company's common stock, par value $.01 per share (the "Common Stock"). Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that any active trading market will develop. It is anticipated that the initial public offering price will be between $______ and $______ per Share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

          The Company will apply for the Common Stock to be quoted on the Nasdaq National Market under the symbol "TREX."

          SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE SHARES.



 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION OF THE
                        CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
                                        Underwriting
                  Price to              Discounts and                      Proceeds to the
                   Public              Commissions (1)                       Company (2)
----------------------------------------------------------------------------------------------------------
 Per Share ......    $                        $                                   $
----------------------------------------------------------------------------------------------------------
Total (3)  ......         $                        $                                   $
----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering estimated at $________ which will be paid by the Company out of the proceeds of the Offering.

(3) The Company has granted to the Underwriters an option (the "Over-Allotment Option") exercisable for a 30-day period from the closing of the Offering to purchase up to an additional __________ shares of Common Stock on the same terms set forth above to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public will be $__________, the total Underwriting Discounts and Commissions will be $__________ and the total Proceeds to the Company will be $__________.

                              ___________________

          The Shares are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Shares will be available for delivery on or about ____________, 1998 at the offices of Schroder & Co. Inc., New York, New York.

SCHRODER & CO. INC.                           J.C. BRADFORD & CO.

                            ______________, 1998

                                [TREX ARTWORK]





                               ________________

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING OVER-ALLOTMENTS, STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                                    SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes (i) consummation of the Reorganization (as defined below) and (ii) consummation of the Offering at an initial public offering price of $_____ per share (the midpoint of the range set forth on the cover page of this Prospectus) and no exercise of the Over-Allotment Option. Unless otherwise indicated, references in this Prospectus to the "Company" mean, at all times prior to the consummation of the Reorganization, Trex Company, LLC or (prior to August 29,
1996) its predecessor, the Composite Products Division of Mobil Oil Corporation, and, at all times thereafter, Trex Company, Inc. The information on the decking market presented in this Prospectus is for the U.S. market. Trex(R) is a registered trademark of the Company.

                                  THE COMPANY

GENERAL

     The Company is the nation's largest manufacturer of non-wood decking alternative products, which are marketed under the brand name Trex(R). Trex Wood-Polymer(TM) lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements or functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene and is used primarily for residential and commercial decking. The Company promotes Trex among consumers and contractors as a premium decking product. Net sales of Trex increased from $0.6 million in 1992 to $34.1 million in 1997 and totaled $29.3 million in the six months ended June 30, 1998. Income from operations increased from a loss of $5.6 million in 1992 to a profit of $8.4 million in 1997 and totaled $9.4 million in the six months ended June 30, 1998.

     Annual factory sales of residential and commercial decking in 1997 totaled approximately $1.7 billion and approximately $200 million, respectively. For the seven-year period ended December 31, 1997, factory sales of all residential decking increased at a compounded annual growth rate of approximately 8%. In recent years, factory sales of non-wood alternative decking products to the residential market have increased at a compounded annual growth rate of over 25%. Although wood decking accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber), developing consumer awareness of non-wood decking alternatives, the trend to low-maintenance products and the decline in lumber quality and quantity have contributed to increased sales of wood/plastic composites used for decking. Residential decking purchases include the installation of new or replacement decks for existing homes, construction of decks for new homes and repair of existing decks. The Company believes that, because residential deck construction is not primarily tied to new home activity, residential decking sales generally have not experienced the high level of cyclicality common to businesses in the new home construction and building materials industries.

     The Company seeks to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. The Company intends to continue to develop and promote the Trex brand name as a premium decking product and to focus on the contractor-installed market segment, since this segment represents approximately 70% of the decking market (measured by board feet of lumber) and since contractors generally build larger, more elaborate residential decks than decks built by homeowners in the "do-it-yourself" market segment. The Company sells its products through approximately 55 wholesale distribution locations, which in turn sell Trex to approximately 2,000 independent contractor-oriented retailer lumber yards ("dealer outlets") across the United States.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The Company was formed in August 1996 in a buyout (the "Acquisition") of the assets of the Composite Products Division of Mobil Oil Corporation ("Mobil"). Mobil established the Composite Products Division in April 1992 after purchasing the technology and related assets used to create Trex. The buyout was led by four senior Mobil executives with over 75 years of combined management experience.

COMPETITIVE STRENGTHS

     The Company believes that its primary competitive strengths are the following:

     Superior Product. Trex offers a number of significant advantages over wood decking products. Trex eliminates many of wood's major functional disadvantages, which include warping, splitting, rotting and other damage from moisture. Trex requires no sealing to protect against moisture damage, provides a splinter-free surface and needs no chemical treatment against insect infestation. These features of Trex eliminate the on-going maintenance requirements for a wood deck and make Trex less costly than wood over the life of the deck. Like wood, Trex is slip-resistant, even when wet, can be painted or stained and is not vulnerable to damage from ultraviolet rays. The special characteristics of Trex, including resistance to splitting, flexibility and ease and consistency of machining and finishing, facilitate deck installation, reduce contractor call-back and afford customers a wide range of design options.

     Brand Name Development. The Company has invested over $10 million during the last three years to develop Trex as a recognized brand name in the residential and commercial decking market. The Company's marketing strategy has been to promote Trex among consumers and contractors as a premium decking product. The Company uses extensive print and television advertising to build brand awareness among homeowners and commercial users and targets decking contractors with advertisements in leading building and remodeling magazines. Brand name recognition helps to generate demand for Trex directly among consumers and also among distributors and dealers, who recommend Trex to contractors and other consumers. The Company believes that its branding strategy promotes product differentiation of Trex in a market which is not generally characterized by brand identification and enables the Company both to command premium prices and maintain price stability for Trex.

     Extensive Distribution Network. The Company has developed an extensive distribution network which complements its branding strategy and focus on the contractor-installed market segment. At June 30, 1998, the Company sold Trex through approximately 55 wholesale distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets, which directly service contractors and consumers. The Company selects distributors based upon their anticipated commitment to Trex, and the Company's distribution network devotes significant resources to promoting and selling Trex. All distributors have appointed a Trex specialist, regularly conduct dealer training sessions, fund demonstration projects and participate in local advertising campaigns and home shows. These distributors sell Trex as their only non-wood decking alternative.

     Investment in Manufacturing Process and Product Development. Production of a non-wood decking alternative like Trex requires significant capital investment, special process know-how and time to develop. The Company has invested over $23 million and five years in manufacturing process improvements, new product development and product enhancements. The Company's investment of time and capital has enabled it to increase manufacturing line production rates by more than 200% since 1992, has facilitated the Company's development of new products and has produced improvements in the dimensional consistency, surface texture and color uniformity of Trex.

     Building Code Listing. Trex is the only non-wood decking alternative to receive a product building code listing either from the National Evaluation Service (the "NES") or from any of the

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

three NES regional members that establish construction standards in the United States. Since receiving its NES listing in 1995, Trex has been the only non-wood alternative decking product published in all major code books throughout the country. The Company's listing facilitates the acquisition of building permits by residential consumers of Trex. The Company believes that its listing promotes customer and industry acceptance of Trex as a substitute for wood in decking.

     Experienced Management Team. The Company is managed by four experienced senior executives who led the buyout of Mobil's Composite Products Division in 1996. The Company's executives have managed billion-dollar operations as well as smaller, high-growth divisions and product rollouts within and outside of Mobil. They have approximately 75 years of combined management experience at Mobil across a wide range of management functions.

GROWTH STRATEGIES

     The Company's goals are to continue to be the leading producer of a superior non-wood decking alternative product, to increase its market share of the decking market and to expand new products and geographic markets. To attain these goals, the Company employs the following strategies:

     Continue Brand Name Development. The Company plans to increase its investment in, and the resources devoted to, development of the Trex brand. The Company's branding efforts will focus on implementation of enhanced integrated advertising, public relations and trade programs. The Company's sales growth in the decking market will largely depend on converting demand for wood products into demand for Trex. Accordingly, the Company's branding strategy will continue to emphasize the advantages of Trex over wood decking products. The Company's brand building programs also are designed to support the positioning of Trex as a premium product in the decking market.

     Expand Distribution Coverage. The Company intends to establish comprehensive national coverage for Trex. To achieve this objective, the Company expects to increase the number of dealer outlets selling Trex over the next three years by 50% to approximately 3,000 outlets. The Company will seek to expand its dealer network by adding new distributors and increasing the number of its wholesale distribution locations to approximately 75 distribution locations from its base of approximately 55 at June 30, 1998.

     Increase Production Capacity. Currently, customer demand for Trex exceeds the Company's manufacturing capacity. To support sales growth and improve customer service, the Company plans to increase output by adding production lines and increasing productivity in its existing facility in Winchester, Virginia and by establishing an additional manufacturing facility in the Western United States. With this investment, the Company expects to increase its current manufacturing capacity by approximately 40% in the first quarter of 1999 and to double its current capacity by the end of 1999.

     Invest in Process and Product Development. The Company will continue to make substantial investments in process and product development to support new products and improve product consistency, reduce manufacturing costs and increase operating efficiencies. In September 1998, the Company centralized its research and development operations in the Trex Technical Center, a 30,000 square foot building adjacent to its Winchester manufacturing facility.

     Increase New Product Development and Export Markets. As part of its long-term growth strategy, the Company will continue to develop opportunities for Trex in new products and product applications and in geographic markets beyond the Company's U.S. base. In 1997, the Company derived approximately 15% of its net sales from sales of Trex for non-decking applications, including industrial block flooring, applications for parks and recreational areas, floating and fixed docks and

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

other marine applications, and landscape edging. The Company believes that the product characteristics of Trex are well suited to satisfy the diverse appearance, performance and safety requirements of these and other potential product applications. In expanding its geographic scope of operations, the Company plans to increase exports to Canada, where it currently has limited sales, and explore export opportunities in the Caribbean, Latin America and selected parts of Europe.

REORGANIZATION

     In connection with the Offering, the Company and Trex Company, LLC will take certain actions described below which are collectively referred to in this Prospectus as the "Reorganization."

     Trex Company, Inc. is currently a wholly owned subsidiary of Trex Company, LLC, a Delaware limited liability company. Immediately prior to the consummation of the Offering, Trex Company, LLC will merge with Trex Company, Inc., which will be the surviving entity in the merger. Pursuant to the merger, the membership interests in Trex Company, LLC will be converted into and become shares of Common Stock of Trex Company, Inc. and Trex Company, Inc. will succeed to the business and assets of Trex Company, LLC.

     In connection with the merger, Trex Company, LLC will make a special cash distribution of approximately $6.9 million to certain of its members (the "LLC Distribution"). Of the LLC Distribution, approximately $4.5 million represents the amount of the previously recognized and undistributed income of Trex Company, LLC through the expected payment date on which the members have paid, or will pay, income tax and approximately $2.4 million represents a return of capital. The estimated $4.5 million amount and the total amount of the LLC Distribution are subject to adjustment based on the actual income of Trex Company, LLC from July 1, 1998 through the date of the LLC Distribution. See "Certain Transactions--Reorganization."

     The Company's principal executive offices are located at 20 South Cameron Street, Winchester, Virginia 22601, and the Company's telephone number at that address is (540) 678-4070.


                                 THE OFFERING

Common Stock offered hereby.............  ___________ shares

Common Stock outstanding after the
  Offering..............................  ___________ shares (1)

Use of Proceeds.........................  The net proceeds from the Offering will be used to repay substantially
                                          all of the Company's indebtedness, to
                                          redeem all of the Company's
                                          outstanding preferred equity, to fund
                                          a portion of the LLC Distribution and
                                          to provide funds for construction of
                                          the Company's second manufacturing
                                          facility, expansion of existing
                                          operations, working capital, brand
                                          development and other general
                                          corporate purposes. See "Use of
                                          Proceeds."

Proposed Nasdaq National Market symbol.   TREX
____________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Does not include ___________ shares of Common Stock reserved for issuance pursuant to the Company's 1998 Stock Incentive Plan (the "Stock Incentive Plan"), which will be effective upon consummation of the Offering. See "Management--1998 Stock Incentive Plan."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical financial data presented below as of December 31, 1997 and June 30, 1998 and for the period from August 29, 1996 to December 31, 1996, the year ended December 31, 1997 and the six months ended June 30, 1998 are derived from the Company's Financial Statements and related Notes thereto appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The summary historical statement of operations data and cash flow data presented below for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 are derived from the Financial Statements of the Composite Products Division of Mobil Oil Corporation (the "Predecessor") and related Notes thereto appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The summary historical statement of operations data and cash flow data presented below for the six months ended June 30, 1997 have been derived from the unaudited financial statements of the Company appearing elsewhere in this Prospectus. The summary historical financial data for the six months ended June 30, 1997 are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the results of the interim periods. The results of operations for the interim period ended June 30, 1998 are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 1998. The unaudited pro forma, as adjusted, statement of operations data, cash flow data and other data give effect to the Reorganization and the Offering as if such transactions had been consummated at the beginning of the periods indicated. The unaudited pro forma, as adjusted, balance sheet data give effect to the Reorganization and the Offering as if such transactions had been consummated on June 30, 1998. The unaudited pro forma, as adjusted, financial data are based on assumptions that management believes are reasonable, and such data are presented for comparative and informational purposes only and do not purport to represent what the Company's actual results of operations or financial condition would have been if the Reorganization and the Offering in fact had occurred on such dates or to project the Company's results of operations for any future period or financial condition at any future date. The summary historical and unaudited pro forma, as adjusted, financial data presented below also include certain unaudited other data. The summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the Predecessor and related Notes thereto appearing elsewhere in this Prospectus.

--------------------------------------------------------------------------------

                                 THE PREDECESSOR(1)                                 THE COMPANY(1)
                               ----------------------  -------------------------------------------------------------------------
                                                        AUGUST                 PRO FORMA,                         PRO FORMA,
                                            JAN. 1,       29,                 AS ADJUSTED                        AS ADJUSTED
                               YEAR ENDED   1996 TO    1996 TO    YEAR ENDED  YEAR ENDED      SIX MONTHS       SIX MONTHS ENDED
                                DEC. 31,   AUGUST 28,  DEC. 31,    DEC. 31,   DEC. 31,(2)   ENDED JUNE 30,       JUNE 30, (2)
                               ----------  ----------  --------   ----------  -----------  -----------------   -----------------
                                 1995        1996        1996        1997        1997       1997      1998       1997      1998
                                 ----        ----        ----        ----        ----       ----      ----       ----      ----
                                                              (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales....................   $19,635     $18,071   $  5,708    $ 34,137     $ 34,137    $19,446   $29,327   $19,446   $29,327
Gross profit.................     9,366       8,883      2,227      17,363       17,363      9,933    16,042     9,933    16,042
Income (loss) from
 operations..................     2,423       3,375       (331)      8,371        8,371      4,859     9,370     4,859     9,370
Interest expense, net........         -           -        934       2,777            -      1,471     1,257         -        11
                                -------    --------   --------    --------     --------    -------   -------   -------   -------
Income (loss) before
 income tax expense..........   $ 2,423     $ 3,375   $ (1,265)   $  5,594        8,371    $ 3,388   $ 8,113     4,859     9,359
                                =======     =======   ========    ========                 =======   =======
Pro forma income tax
 expense (3)(4)(5)
 (unaudited).................                                                     3,348                          1,944     3,744
                                                                               --------                        -------   -------
Pro forma net income(4)(5)
 (unaudited).................                                                  $  5,023                        $ 2,915   $ 5,615
Pro forma net income per                                                       ========                        =======   =======
 share, basic(4)(5)(6)
 (unaudited).................                                                  $                               $         $
                                                                               ========                        =======   =======
CASH FLOW DATA:
Cash flow from (used in)
 operating activities........  $ 4,841     $ 2,848   $   (222)   $  6,521                 $ 3,838   $12,482
Cash flow (used in) from
 investing activities........   (3,842)     (3,708)   (30,253)     (3,252)                 (1,478)   (4,607)
Cash flow (used in) from
 financing activities........   (1,009)        860     34,216      (5,010)                 (3,817)    1,934

OTHER DATA (unaudited):
EBITDA(7)....................  $ 3,750     $ 4,492   $    525    $ 11,013     $ 11,013    $ 6,422   $10,817   $ 6,422      $10,817
Pounds of Trex sold..........   71,822      61,483     19,924     113,948      113,948     64,757    95,273    64,757       95,273


                                                                  As of June 30, 1998
                                           As of            ------------------------------
                                        December 31,                          Pro Forma,
                                            1997             Actual        As Adjusted (8)
                                        ------------        ---------      ---------------
BALANCE SHEET DATA (in thousands):                                           (unaudited)
Cash and cash equivalents...........       $ 2,000           $11,809          $
Working capital (deficit)...........         4,163            10,926
Total assets........................        37,229            47,467
Total debt..........................        26,250            30,030              3,780
Total stockholders'/members'
  equity............................         7,534            13,801

________________
(1) On August 29, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of the Predecessor for a purchase price of approximately $29.5 million. See "Certain Transactions-- Acquisition Transactions."

(2) The pro forma, as adjusted, statement of operations data for the year ended December 31, 1997 and six months ended June 30, 1997 and 1998 have been computed by eliminating interest expense of $2.9 million for the year ended December 31, 1997, $1.5 million for the six months ended June 30, 1997 and $1.4 million for the six months ended June 30, 1998 related to debt that will be repaid with the net proceeds of the Offering. The pro forma, as adjusted, statement of operations data do not reflect adjustments to (i) record an extraordinary loss, net of taxes, of $1.1 million for each of the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998 related to the extinguishment of such debt, or (ii) reflect recognition of a one-time non-cash tax charge of approximately $0.2 million for the year ended December 31, 1997, $0.2 million for the six months ended June 30, 1997 and $1.4 million for the six months ended June 30, 1998 with respect to a net deferred tax liability related to the Company's conversion in the Reorganization to a corporation taxed in accordance with Subchapter C of the Internal Revenue Code (a "C corporation"). The pro forma, as adjusted, income tax provision is calculated at a combined federal and state income tax rate of 40%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions--Reorganization." Historical interest income has been eliminated to reflect application of cash balances to fund a portion of the LLC Distribution.

(3) For the periods shown, the Predecessor was included in the consolidated tax return of its parent and, accordingly, no tax provision was provided. For all periods since inception, the Company elected to be treated as a partnership for federal and state income tax purposes. As a result, the Company's income has been taxed directly to the Company's members, rather than to the Company.

(4) Pro forma net income and pro forma net income per share reflect current federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the periods presented.

(5) Pro forma net income and pro forma net income per share for the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998 do not reflect adjustments to record deferred income tax expense of $0.2 million, $0.2 million and $1.4 million, respectively, that will be recorded as a result of the Company's conversion to C corporation status in the Reorganization.

(6) Assumes _________ weighted average shares outstanding during the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998. Diluted income per share is the same as basic income per share and, therefore, is not separately presented.

(7) EBITDA consists of income from operations plus depreciation and amortization. EBITDA is presented because it is a commonly used measure of performance by the financial community. Although management believes EBITDA is a useful measure of the Company's performance, EBITDA should not be considered an alternative to net income (loss) as a measure of operating performance or to cash provided by (used for) operating activities as a measure of liquidity. In addition, this measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

(8) Reflects (i) the LLC Distribution of $7.5 million at June 30, 1998, (ii) a net deferred tax liability of $1.6 million that would have been recorded by the Company if it had converted to C corporation status on June 30, 1998,
     (iii) an extraordinary $0.3 million charge for the write-off of unamortized debt discount and (iv) the sale by the Company of the Shares in the Offering and the application of the net proceeds therefrom. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The $7.5 million LLC Distribution adjustment is calculated as if the LLC Distribution had been made on June 30, 1998 and is based in part on the estimated amount of previously recognized and undistributed income of the Company through such date, while the $6.9 million LLC Distribution amount appearing elsewhere in this Prospectus also reflects the then estimated additional results of operations of the Company from July 1, 1998 through the estimated date of the LLC Distribution. The estimated $6.9 million amount is subject to adjustment based on the actual income of the Company from July 1, 1998 through the date of the LLC Distribution. See "Certain Transactions-- Reorganization."

                                 RISK FACTORS

     In addition to the other information in this Prospectus, investors should carefully consider the following risk factors before deciding whether to purchase the Shares offered hereby. Certain statements in this Prospectus concerning the Company's future financial condition and performance are forward-looking statements. The Company's actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below and in the sections of this Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

ABILITY TO INCREASE MARKET ACCEPTANCE

     The Company's ability to grow will largely depend on its success in converting demand for wood decking products, which accounted for approximately 97% of the 1997 decking market (measured by board feet of lumber), into demand for Trex. The Company's strategy to increase market acceptance of Trex is to develop and promote the Trex brand name as a premium decking product and to emphasize the advantages of Trex over wood decking products. To increase its market share, the Company must overcome the low consumer awareness of non-wood decking alternatives, the preference of many consumers for well-accepted wood products, the moderately different appearance of Trex, the greater initial expense of installing a Trex deck and the established relationships existing between suppliers of wood decking products and contractors and homebuilders. The Company's failure to achieve increased market acceptance of Trex would have a material adverse effect on the Company's business, financial condition and results of operations.

LACK OF PRODUCT DIVERSIFICATION

     All of the Company's net sales are derived from Trex. Although the Company has developed new Trex products and new applications for Trex since 1992, and intends to continue such development, the Company's product line is based exclusively on the composite formula and manufacturing process for Trex Wood-Polymer lumber. If the Company should experience any problems, real or perceived, with product quality or acceptance of Trex, the Company's lack of product diversification would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SINGLE MANUFACTURING FACILITY

     Trex is currently produced solely in the Company's manufacturing facility in Winchester, Virginia. Any interruption in the operations or decrease in the production capacity of this facility, whether because of equipment failure, natural disaster or otherwise, would limit the Company's ability to meet existing and future customer demand for Trex and would have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to construct a second manufacturing facility in the Western United States. The new facility is expected to be operational in the third quarter of 1999, but construction of the facility is subject to risks that could delay commencement of operations beyond this date. See "Ability to Increase Manufacturing Capacity."

RELIANCE ON SUPPLY OF RAW MATERIALS

     Production of Trex requires substantial amounts of wood fiber and polyethylene. The Company purchases wood fiber under contracts with a relatively small number of suppliers primarily located within a 200-mile radius of the Company's manufacturing facility, and obtains polyethylene under purchase order arrangements with suppliers of reclaimed grocery sacks and stretch film throughout the United States. The Company's ability to obtain adequate polyethylene supplies depends on its success in developing new sources, entering into long-term arrangements with suppliers and managing the collection of supplies from geographically dispersed distribution centers. The termination of the Company's significant supplier relationships could subject the Company to the risks that it would be unable to purchase sufficient quantities of raw materials to meet its production requirements or would have to pay higher prices for replacement supplies. Further, the Company generally obtains its raw materials from existing suppliers at fixed prices that are established annually. There can be no assurance that the Company will be successful in maintaining such pricing policies to protect against fluctuations in raw materials prices. The termination of significant sources of raw materials or payment of higher prices for raw materials could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Suppliers."

SENSITIVITY TO ECONOMIC CONDITIONS

     The demand for decking products is sensitive to changes in the level of activity in home improvements and, to a lesser extent, new home construction, which are affected by such factors as consumer spending habits, employment, interest rates and inflation. An economic downturn could reduce consumer income available for spending on discretionary items such as decking, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Decking Market Overview."

ABILITY TO INCREASE MANUFACTURING CAPACITY

     Currently, customer demand for Trex exceeds the Company's manufacturing capacity. As part of its strategy to increase capacity, the Company intends to add two new production lines to its Winchester facility by the first quarter of 1999 and to construct a second manufacturing facility in the Western United States by the third quarter of 1999. See "Business--Growth Strategies." In constructing the new facility, the Company will be subject to the risks normally associated with the development of manufacturing facilities, including risks relating to the availability and timely receipt of zoning and other regulatory approvals, and the cost and timely completion of construction (which may be affected by causes beyond the Company's control, such as weather, labor conditions or material shortages). Further, in the start-up and operation of the new facility and the two additional production lines, the Company will be subject to the risks involved in recruiting and training a factory workforce, installing and operating new production equipment, commencing manufacturing operations and maintaining product quality. These risks could result in substantial unanticipated delays or expense, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Dependence on Single Manufacturing Facility."

ABILITY TO MANAGE GROWTH

     The Company's recent growth has placed significant demands on its management and other resources. The Company's net sales increased to $29.3 million in the six months ended June 30, 1998 from $19.4 million in the six months ended June 30, 1997 and to $34.1 million in 1997 from $23.8 million in 1996. The number of dealer outlets selling Trex has increased from approximately 1,500 at December 31, 1997 to approximately 2,000 at June 30, 1998, and further significant increases are expected in the future. The Company also plans to support its geographic expansion by opening a second manufacturing facility, which will be located in the Western United States. To manage its growth effectively, the Company will need to continue to develop and improve its operational, financial, accounting and other internal systems. In addition, the Company's future success will depend in large part upon its ability to recruit, train, motivate and retain senior managers and other employees and to maintain product quality. If the Company is unable to manage its growth effectively, such inability could have a material adverse effect on the quality of the Company's products and its business, financial condition and results of operations.

SEASONALITY AND FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's net sales and income from operations historically have varied from quarter to quarter. Such variations are principally attributable to seasonal trends in the demand for Trex. The Company experiences lower net sales levels during the fourth quarter, in which holidays and adverse weather conditions in certain regions usually reduce the level of home improvement and new construction activity. Income from operations and net income tend to be lower in quarters with lower sales due to a lower gross margin which is not offset by a corresponding reduction in selling, general and administrative expenses, in part because the Company continues to make advertising expenditures throughout the year. As a result of these factors, the Company believes period-to-period comparisons of its net sales and other operating results should not be relied upon as indicators of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

SIGNIFICANT CAPITAL REQUIREMENTS

     Expansion of the Company's production capacity will require significant capital expenditures. The Company currently estimates that its aggregate capital requirements in 1998 and 1999 will total approximately $25.2 million, of which approximately $14.4 million is expected to be incurred in 1998 (including $4.6 million of capital expenditures made as of June 30, 1998) and approximately $10.8 million in 1999. Capital expenditures will be used primarily for the addition of two production lines to the Company's Winchester facility and for the site acquisition, construction and equipping of the Company's new manufacturing facility in the Western United States. The Company believes that the net proceeds of the Offering, together with cash on hand, cash flow from operations and borrowings expected to be available under the Company's current credit facility, will provide sufficient funds to enable the Company to expand its business as currently planned at least through the end of 1999. The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimates depending on the demand for Trex and as a result of new market developments and opportunities. The Company may determine that it is necessary or desirable to obtain financing for such requirements through bank borrowings or the issuance of debt or equity securities. Debt financing would increase the leverage of the Company, while equity financing may dilute the ownership of the Company's stockholders. There can be no assurance as to whether, or as to the terms on which, the Company will be able to obtain such financing. Any failure by the Company to generate sufficient funds from operations or equity or debt financings to meet its capital requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DEPENDENCE ON SIGNIFICANT DISTRIBUTORS

     The Company's aggregate net sales to its five largest distributors accounted for approximately 68% of the Company's net sales in 1997. The Company's contracts with these distributors are terminable by the distributors upon notice within a specified period prior to expiration of the current annual term. Although the Company believes it would be able to replace any current distributor, a contract termination or significant decrease or interruption in business from any of its five largest distributors or any other significant distributor could cause a short-term disruption of the Company's operations. Such a disruption could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Distribution."

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend in large part upon the continued services of a small number of key management employees, including Anthony J. Cavanna, Andrew U. Ferrari, Robert G. Matheny and Roger A. Wittenberg. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such employees and any resulting loss of existing or potential customers to such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel. Although the Company's key employees are parties to agreements containing confidentiality covenants, there can be no assurance that courts will enforce such covenants as written or that the agreements will deter conduct prohibited by such covenants. See "Management."

COMPETITION

     The residential and commercial decking market in which the Company principally operates is highly competitive. As a wood/plastic composite product, Trex competes with wood, other wood/plastic composites and 100% plastic lumber for use as decking. The primary competition for Trex is wood decking, which accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber). The conventional lumber suppliers with which the Company competes in many cases have established ties to the building and construction industry and have well-accepted products. Many of the Company's competitors in the decking market that sell wood products have significantly greater financial, technical and marketing resources than the Company. The Company's ability to compete depends, in part, upon a number of factors outside its control, including the ability of its competitors to develop new non-wood decking alternatives which are competitive with Trex. Although Trex is the only non-wood decking alternative to receive a product building code listing from the NES or any of its three regional members, the Company is aware of several manufacturers of wood/plastic composite products that have publicly announced an intention to seek such a listing. In addition, the Company is aware of at least one manufacturer that has received a regional application listing of its 100% plastic lumber product, which covers specific uses of that product. There can be no assurance that one or more of the Company's competitors will not receive a listing for their non-wood decking alternative products in the immediate future. Any product receiving such a listing could be more competitive with Trex. The Company's failure to compete successfully with its competitors would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

IMPACT OF GOVERNMENT REGULATION

     The Company is subject to federal, state and local environmental, occupational health and safety, and other laws and regulations. The environmental laws and regulations applicable to the Company's operations establish air quality standards for emissions from the Company's manufacturing operations, govern the disposal of solid waste, and regulate waste water and storm water discharge. As is the case with manufacturers in general, the Company may be held liable for response costs and damages to natural resources if a release or threat of release of hazardous materials occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties owned or operated by the Company. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

YEAR 2000 COMPLIANCE

     The Company and third parties with which the Company does business rely on numerous computer programs in their day-to-day operations. The Company has undertaken a program to address the Year 2000 problem as it relates to the Company's internal computer systems and the third-party computer systems with which the Company interacts, including the systems of its major suppliers and customers. The Company expects to continue to incur internal staff costs and other expenses, which may be significant and are expensed as incurred, to
address these issues.   In addition, the appropriate course of action may
include replacement or an upgrade of certain systems or equipment at a substantial cost to the Company. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. If not resolved, such issues could have a material adverse impact on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

INFLUENCE BY PRINCIPAL STOCKHOLDERS

     Upon completion of the Offering, the Company's four management stockholders will beneficially own approximately ___% of the Common Stock. As a result, such stockholders collectively will be able to exercise control over the Company's business and affairs by virtue of their voting power with respect to the election of directors and actions requiring stockholder approval. See "Management," "Principal Stockholders" and "Description of Capital Stock."

INTELLECTUAL PROPERTY

     The Company's success depends, in part, upon its intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company also has obtained patent protection for certain of its production processes. The Company enters into confidentiality agreements with its employees and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this respect will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Business--Intellectual Property."

CERTAIN ANTI-TAKEOVER PROVISIONS

       Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") and the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") could delay or impede the removal of incumbent directors, could make it more difficult to consummate a merger, tender offer or proxy contest involving the Company, or could discourage a third party from attempting to acquire control of the Company, even if such events would be beneficial to the interests of the Company's stockholders. In addition, the Certificate of Incorporation authorizes the Board of Directors to provide for the issuance of up to ________ shares of preferred stock of the Company, in one or more series, which the Board of Directors could issue without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company, or otherwise could adversely affect the market price of the Common Stock. See "Description of Capital Stock--Anti-Takeover Effect of Certain Charter and Bylaw Provisions" and "--Section 203 of the Delaware General Corporation Law."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SHARE PRICE

     Prior to the Offering, there has been no market for the Common Stock. Although the Company will apply for the Shares to be quoted on the Nasdaq National Market, there is no assurance that an active trading market for the Shares will develop or be sustained after the Offering.

     There can be no assurance that the market price of the Shares will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. In recent years, stock markets have experienced extreme price and volume fluctuations. The trading price of the Shares could be subject to wide fluctuations in response to quarterly variations in operating results, changes in earnings estimates by analysts, announcements of new contracts or product offerings by the Company or its competitors, general economic or stock market conditions and other events or factors.

DILUTION TO NEW INVESTORS

     The initial public offering price per Share is substantially higher than the Company's net tangible book value per share of Common Stock. Purchasers of Shares in the Offering will experience immediate dilution of $______ in the pro forma net tangible book value per Share and may experience further dilution upon the exercise of future options to purchase shares of Common Stock. See "Dilution."

NO DIVIDENDS

     The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company's revolving credit facility contains provisions restricting the Company's ability to pay cash dividends on the Common Stock. See "Dividend Policy."

BENEFITS OF OFFERING TO AFFILIATES AND OTHER CURRENT INVESTORS

     Approximately $28.5 million of the net proceeds of the Offering will be used to repay indebtedness of the Company to Connecticut General Life Insurance Company, Connecticut General Life Insurance Company on behalf of one or more separate accounts, Life Insurance Company of North America and Lincoln National Life Insurance Company, all of which own equity interests in the Company and one or more of which may be deemed affiliates of the Company prior to the Offering (collectively the "Institutional Investors"). The Company incurred such indebtedness in connection with the Acquisition. In addition, the Company will use approximately $3.1 million of the net proceeds of the Offering to redeem Mobil's preferred equity interest in the Company issued in connection with the Acquisition.

     As part of the Reorganization, the Company will make the LLC Distribution of approximately $6.9 million to its four management members and to the Institutional Investors. A portion of the net proceeds of the Offering will be used to pay approximately $2.0 million of the LLC Distribution. The amount of the LLC Distribution and the amount of the net proceeds of the Offering to be applied in respect thereof are subject to adjustment based on the Company's actual income from July 1, 1998 through the date of the LLC Distribution. See "Use of Proceeds," "Principal Stockholders" and "Certain Transactions."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Future sales of a substantial number of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the

Common Stock and could make it more difficult for the Company to raise funds through a public offering of its equity securities. Upon completion of the Offering, there will be __________ shares of Common Stock outstanding, including the __________ Shares issued in the Offering. The __________ Shares offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company as defined in Rule 144 under the Securities Act. The remaining __________ shares of Common Stock will be deemed "restricted securities" within the meaning of Rule 144 and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption afforded by Rule 144. In connection with the Offering, the Company and all stockholders of the Company have entered into "lock-up" agreements with the Underwriters. The Company and such persons have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, issue or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock or which are convertible into or exchangeable or exercisable for Common Stock or securities substantially similar to the Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of Schroder & Co. Inc., which it may grant in whole or in part without a public announcement. Upon expiration of the lock-up period, __________ shares of Common Stock will be eligible for sale under Rule
144. See "Shares Eligible for Future Sale."

     The Company has granted "demand" and "piggyback" registration rights with respect to the Common Stock held by the Institutional Investors. Following consummation of the Offering, _______ shares of Common Stock, or ___% of total number of outstanding shares of Common Stock, will be entitled to the benefits of such registration rights. See "Certain Transactions--Acquisition Transactions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering after deducting underwriting discounts and commissions and after expenses of the Offering are expected to be $________ million ($________ million if the Over-Allotment Option is exercised in full). Of such net proceeds, the Company will use approximately $28.5 million to repay $26.3 million principal amount of indebtedness, approximately $0.7 million of accrued and unpaid interest thereon and a prepayment premium related thereto of approximately $1.5 million. Such indebtedness, which was incurred in connection with the Acquisition, consists of
(i) $21.3 million principal amount of senior notes, which accrue interest at an annual rate of 10% and mature on August 30, 2003 (the "Senior Notes"), and (ii) $5.0 million principal amount of subordinated notes, which accrue interest at an annual rate of 12% and mature on August 30, 2004 (the "Subordinated Notes").
The Senior Notes and the Subordinated Notes are held by the Institutional Investors, one or more of which may be deemed affiliates of the Company prior to the Offering. The Company also will pay approximately $3.1 million of the net proceeds of the Offering to Mobil in redemption of Mobil's preferred equity interest in the Company issued in connection with the Acquisition and in payment of accrued and unpaid dividends thereon. See "Certain Transactions--Acquisition Transactions." The Company will pay approximately $2.0 million of the net proceeds of the Offering to fund a portion of the LLC Distribution to its four management members and to the Institutional Investors. The amount of the LLC Distribution and the amount of net proceeds of the Offering to be applied in respect thereof are subject to adjustment based on the Company's actual income from July 1, 1998 through the date of the LLC Distribution. See "Certain Transactions--Reorganization."

     Of the remaining net proceeds of the Offering of approximately $______ million, the Company intends to use approximately $10.4 million for the construction of the Company's second manufacturing facility and the balance for expansion of the Company's existing operations, working capital, brand development and other general corporate purposes. The precise allocation of funds among these uses will depend upon future developments in or affecting the Company's business and the emergence of future opportunities.

     Pending the foregoing uses, the net proceeds of the Offering will be invested in short-term, interest-bearing, investment grade securities.


                                DIVIDEND POLICY

     The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will be dependent upon, among other factors, the Company's results of operations, financial condition and capital requirements, restrictions imposed by the Company's financing agreements and legal requirements. The Company's revolving credit facility contains provisions restricting the Company's ability to pay cash dividends on the Common Stock.

     Prior to the Reorganization, the Company has been treated as a partnership for federal and state income tax purposes. The Company made distributions to its members of $1.6 million in each of 1997 and the six months ended June 30, 1998 to satisfy their allocated portion of the Company's taxable income. As part of the Reorganization, the Company will make the LLC Distribution of approximately $6.9 million to certain of its members. The amount of the LLC Distribution is subject to adjustment based on the Company's actual income from July 1, 1998 through the date of the LLC Distribution. See "Certain Transactions--Reorganization."

                                CAPITALIZATION

     The following table sets forth, as of June 30, 1998, (i) the actual capitalization of the Company and (ii) the pro forma capitalization of the Company after giving effect to the Reorganization and as adjusted for the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.


                                                          AS OF JUNE 30, 1998
                                                      --------------------------
                                                                    PRO FORMA,
                                                       ACTUAL       AS ADJUSTED
                                                       ------       ----------
                                                     (IN THOUSANDS, EXCEPT SHARE
                                                           AND UNIT DATA)
Long-term debt (including current
 portion):


   Senior Notes.....................................  $21,250       $     -
   Subordinated Notes...............................    5,000             -
   Mortgage.........................................    3,780         3,780
                                                      -------       -------
     Total long-term debt...........................   30,030         3,780

Deferred income taxes...............................        -

Members' equity:
   Preferred units, 1,000 units
    authorized, issued and
    outstanding.....................................    3,000             -
   Junior units, 4,000 units
    authorized, issued and
    outstanding.....................................    2,350             -
   Undistributed income.............................    8,451             -
                                                      -------       -------
Total members' equity...............................   13,801             -

Stockholders' equity:
   Common Stock, $0.01 par value,
    __________ shares authorized;
    _________ shares issued and
    outstanding.....................................        -
   Preferred Stock, $0.01 par value,
    _________ shares authorized; 0
    shares issued and outstanding...................        -
   Additional capital...............................        -
   Retained earnings................................        -
     Total stockholders' equity.....................  _______       _______
       Total capitalization.........................  $43,831       $
                                                      =======       =======

                                   DILUTION

     At June 30, 1998, the pro forma net tangible book value of the Common Stock, after giving effect to the Reorganization, was $______ million, or approximately $___ per share outstanding. As of June 30, 1998, the adjusted pro forma net tangible book value of the Common Stock, after giving effect to the Reorganization and the consummation of the Offering and the application of the net proceeds therefrom, was $______ million, or approximately $___ per share outstanding. This represents an immediate increase in net tangible book value of $____ per share to existing stockholders and an immediate dilution in net tangible book value of $___ per share to new investors purchasing Shares in the Offering. The net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its liabilities divided by the number of shares of Common Stock outstanding.

     The following table illustrates this dilution in net tangible book value per share to new investors at June 30, 1998:

Initial public offering price per Share........................................................................         $

 Pro forma net tangible book value per share at June 30, 1998 after giving effect to the Reorganization........ $
 Increase in net tangible book value per share attributable to new investors...................................
                                                                                                                -----
Adjusted pro forma net tangible book value per share at June 30, 1998 after giving effect to the Offering......
                                                                                                                        -----
Dilution per share to new investors............................................................................         $
                                                                                                                        =====

     The following table sets forth, at June 30, 1998 on a pro forma basis, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of the Common Stock and by the new investors, before deducting underwriting discounts and estimated offering expenses payable by the
Company:

                                                                                       AVERAGE
                                    SHARES PURCHASED         TOTAL CONSIDERATION      PRICE PAID
                                   -------------------       -------------------
                                   NUMBER    PERCENTAGE      AMOUNT    PERCENTAGE     PER SHARE
                                 ----------  ----------    ----------  ----------     ---------
Existing stockholders..........                       %    $                    %     $

New investors..................                                                       $
                                 ----------  ---------     ----------  ----------
     Total.....................                       %    $                    %
                                 ----------  ---------     ----------  ----------

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The selected historical financial data presented below as of December 31, 1996 and 1997 and June 30, 1998 and for the period from August 29, 1996 to December 31, 1996, the year ended December 31, 1997 and the six months ended June 30, 1998 are derived from the Company's Financial Statements and related Notes thereto, appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The selected historical financial data presented below as of December 31, 1995 and for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 are derived from the Financial Statements of the Predecessor and related Notes thereto appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The selected historical financial data presented below as of December 31, 1993 and 1994 and for each of the years ended December 31, 1993 and 1994 are derived from the Predecessor's unaudited financial statements. The selected historical statement of operations data and cash flow data presented below for the six months ended June 30, 1997 have been derived from the unaudited financial statements of the Company appearing elsewhere in this Prospectus. The selected historical financial data for the six months ended
June 30, 1997 are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the results of the interim periods. The results of operations for the interim period ended June 30, 1998 are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 1998. The unaudited pro forma, as adjusted, statement of operations data, cash flow data and other data give effect to the Reorganization and the Offering as if such transactions had been consummated at the beginning of the periods indicated. The unaudited pro forma, as adjusted, balance sheet data give effect to the Reorganization and the Offering as if such transactions had been consummated on June 30, 1998. The unaudited pro forma, as adjusted, financial data are based on assumptions that management believes are reasonable and such data are presented for comparative and informational purposes only and do not purport to represent what the Company's actual results of operations or financial condition would have been if the Reorganization and the Offering in fact had occurred on such dates or to project the Company's results of operations for any future period or financial condition at any future date. The summary historical and unaudited pro forma, as adjusted, financial data presented below also include certain unaudited other data. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the Predecessor and related Notes thereto appearing elsewhere in this Prospectus.

                                               THE PREDECESSOR(1)                                       THE COMPANY(1)
                                       -----------------------------------------------      ----------------------------------------

                                                                                            AUGUST                     PRO FORMA
                                                                              JAN 1           29                       AS ADJUSTED
                                                    YEAR ENDED               1996 TO        1996 TO     YEAR ENDED     YEAR ENDED
                                                      DEC. 31,              AUGUST 28,      DEC. 31,     DEC. 31,      DEC 31,(2)
                                       --------------------------------     ----------      --------     -------       -----------
                                           1993       1994      1995           1996           1996         1997           1997
                                           ----       ----      ----          -----           ----         ----           ----
                                                                       (In thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Net sales............................  $  3,530   $  7,376   $ 19,635        $18,071       $    5,708      $ 34,137       $34,137
Cost of sales........................     5,080      6,203     10,269          9,188            3,481        16,774        16,774
                                       --------   --------   --------        -------       ----------      --------       -------
Gross (loss) profit..................    (1,550)     1,173      9,366          8,883            2,227        17,363        17,363
Selling, general and
 administrative
  expenses...........................     8,190     13,875      6,943          5,508            2,558         8,992         8,992
                                       --------   --------   --------        -------       ----------      --------       -------
(Loss) income from
 operations..........................    (9,740)   (12,702)     2,423          3,375             (331)        8,371         8,371
Interest expense, net................         -          -          -              -              934         2,777             -
                                       --------   --------   --------        -------       ----------      --------       -------
(Loss) income before
 income tax expense..................  $ (9,740)  $(12,702)  $  2,423        $ 3,375       $   (1,265)        5,594         8,371
                                       ========   ========   ========        =======       ==========      ========
Pro forma income tax
 expense (3)(4)(5)(unaudited)........                                                                                       3,348
                                                                                                                          -------

Pro forma net income(4)(5)                                                                                                $ 5,023
 (unaudited).........................                                                                                     =======
Pro forma net income per
 share, basic(4)(5)(6)(unaudited)....                                                                                    $
                                                                                                                          =======
CASH FLOW DATA:
Cash flow (used in)
 from operating activities...........             $ (4,404)  $  4,841       $  2,848       $     (222)  $    6,521
Cash flow (used in) from
 investing activities................               (4,427)    (3,842)        (3,708)         (30,253)      (3,252)
Cash flow from (used in)
 financing activities................                8,778     (1,009)           860           34,216       (5,010)

OTHER DATA (unaudited):
EBITDA(7)............................  $ (6,499)  $ (4,080)  $  3,750       $  4,492       $      525      $ 11,013      $ 11,013
Pounds of Trex sold..................    16,201     30,081     71,822         61,483           19,924       113,948       113,948

                                                                    PRO FORMA
                                                                   AS ADJUSTED
                                        SIX MONTHS               SIX MONTHS ENDED
                                       ENDED JUNE 30,                JUNE 30,
                                    -------------------         -------------------
                                     1997         1998          1997            1998
                                     ----         ----          ----            ----
STATEMENT OF OPERATIONS
 DATA:

Net sales..........................  $19,446      $29,327      $19,446          $29,327
Cost of sales......................    9,513       13,285        9,513           13,285
                                     -------      -------      -------          -------
Gross (loss) profit................    9,933       16,042        9,933           16,042
Selling, general and
 administrative
  expenses.........................    5,074        6,672        5,074            6,672
                                     -------      -------      -------          -------
(Loss) income from
 operations........................    4,859        9,370        4,859            9,370
Interest expense (income),
 net...............................    1,471        1,257            -               11
                                     -------      -------      -------          -------
(Loss) income before
 income tax expense................  $ 3,388        8,113        4,859            9,359
                                     =======      =======
Pro forma income tax
 expense (3)(4)(5) (unaudited).....                              1,944            3,744
                                                               -------          -------

Pro forma net income(4)(5).........                            $ 2,915          $ 5,615
                                                               =======          =======

Pro forma net income per
 share, basic(4)(5)(6)(unaudited)..                            $                $
                                                               =======          =======

CASH FLOW DATA:
Cash flow (used in)
 from operating activities.........  $ 3,838      $12,482
Cash flow (used in) from
 investing activities..............   (1,478)      (4,607)
Cash flow (used in) from
 financing activities..............   (3,817)       1,934

OTHER DATA (unaudited):
EBITDA(7)..........................  $ 6,422      $10,817      $ 6,422         $10,817
Pounds of Trex sold................   64,757       95,273       64,757          95,273

                                             THE PREDECESSOR(1)                              THE COMPANY (1)
                                        -----------------------------    -----------------------------------------------------------

                                                        AS OF DECEMBER 31,                          AS OF JUNE 30, 1998
                                        ---------------------------------------------------     ------------------------------------

                                                                                                                    PRO FORMA,
                                          1993      1994         1995       1996       1997         ACTUAL          AS ADJUSTED(8)
                                      ----------  ----------   --------    -------    -------      --------         --------------
                                      (UNAUDITED) (UNAUDITED)
BALANCE SHEET DATA: (in thousands)
Cash and cash equivalents............  $     63   $     10     $      -    $ 3,741    $ 2,000      $ 11,809          $
Working capital......................      (190)      (403)      (1,150)     3,974      4,163        10,926
Total assets.........................    14,347     11,959       13,047     36,561     37,229        47,467
Total debt...........................    29,281     38,059       37,050     29,250     26,250        30,030
Total stockholders'/ members'
 (deficit) equity..................     (16,419)   (29,121)     (26,698)     3,950      7,534        13,801

________________
(1) On August 29, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of the Predecessor for a purchase price of approximately $29.5 million. See "Certain Transactions-- Acquisition Transactions."

(2) The pro forma, as adjusted, statement of operations data for the year ended December 31, 1997 and six months ended June 30, 1997 and 1998 have been computed by eliminating interest expense of $2.9 million for the year ended December 31, 1997, $1.5 million for the six months ended June 30, 1997 and $1.4 million for the six months ended June 30, 1998 related to debt that will be repaid with the net proceeds of the Offering. The pro forma, as adjusted, statement of operations data do not reflect adjustments to (i) record an extraordinary loss, net of taxes, of $1.1 million for each of the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998 related to the extinguishment of such debt, or (ii) reflect recognition of a one-time non-cash tax charge of approximately $0.2 million for the year ended December 31, 1997, $0.2 million for the six months ended June 30, 1997 and $1.4 million for the six months ended June 30, 1998 with respect to a net deferred tax liability related to the Company's conversion in the Reorganization to a C corporation. The pro forma, as adjusted, income tax provision is calculated at a combined federal and state income tax rate of 40%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions-- Reorganization." Historical interest income has been eliminated to reflect application of cash balances to fund a portion of the LLC Distribution.

(3) For the periods shown, the Predecessor was included in the consolidated tax return of its parent and, accordingly, no tax provision was provided. For all periods since inception, the Company elected to be treated as a partnership for federal and state income tax purposes. As a result, the Company's income has been taxed directly to the Company's members, rather than to the Company.

(4) Pro forma net income and pro forma net income per share reflect current federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the periods presented.

(5) Pro forma net income and pro forma net income per share for the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998 do not reflect adjustments to record deferred income tax expense of $0.2 million, $0.2 million and $1.4 million, respectively, that will be recorded as a result of the Company's conversion to C corporation status in the Reorganization.

(6) Assumes _________ weighted average shares outstanding during the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998. Diluted income per share is the same as basic income per share and, therefore, is not separately presented.

(7) EBITDA consists of income from operations plus depreciation and amortization. EBITDA is presented because it is a commonly used measure of performance by the financial community. Although management believes EBITDA is a useful measure of the Company's performance, EBITDA should not be considered an alternative to net income (loss) as a measure of operating performance or to cash provided by (used for) operating activities as a measure of liquidity. In addition, this measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

(8) Reflects (i) the LLC Distribution of $7.5 million at June 30, 1998, (ii) a net deferred tax liability of $1.6 million that would have been recorded by the Company if it had converted to C corporation status on June 30, 1998,
     (iii) an extraordinary $0.3 million charge for the write-off of unamortized debt discount and (iv) the sale by the Company of the Shares in the Offering and the application of the net proceeds therefrom. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The $7.5 million LLC Distribution adjustment is calculated as if the LLC Distribution had been made on June 30, 1998 and is based in part on the estimated amount of previously recognized and undistributed income of the Company through such date, while the $6.9 million LLC Distribution amount appearing elsewhere in this Prospectus also reflects the then estimated additional results of operations of the Company from July 1, 1998 through the estimated date of the LLC Distribution. The estimated $6.9 million amount is subject to adjustment based on the actual income of the Company from July 1, 1998 through the date of the LLC Distribution. See "Certain Transactions-- Reorganization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is the nation's largest manufacturer of non-wood decking alternative products, which are marketed under the brand name Trex. Trex Wood-Polymer lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements or functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene and is used primarily for decking. Trex also has non-decking product applications, including industrial block flooring, applications for parks and recreational areas, floating and fixed docks and other marine applications, and landscape edging.

     The primary market for Trex is residential and commercial decking, which accounted for approximately 85% of the Company's 1997 net sales. The Company seeks to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. Wood decking accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber). The Company's strategy to increase market acceptance of Trex is to develop and promote the Trex brand name as a premium decking product and to emphasize the advantages of Trex over wood decking products. The Company has invested over $10 million during the last three years to develop Trex as a recognized brand name. The Company focuses on the contractor-installed market segment, since this segment represents 70% of the decking market (measured by board feet of lumber) and since contractors generally build larger and more elaborate residential decks than decks built by homeowners in the "do-it-yourself" market segment.

     The Company has developed an extensive distribution network which complements its branding strategy and its focus on the contractor-installed market segment. At June 30, 1998, the Company sold Trex through approximately 55 wholesale distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets, which directly service contractors and consumers.

     Net sales consists of sales net of returns and discounts. The Company has experienced net sales growth each year since it began operations in 1992. The increase in net sales is primarily attributable to the growth in sales volume, which increased from 16.2 million pounds of finished product in 1993, the first full year of operations, to 113.9 million pounds in 1997. The Company's branding and product differentiation strategy enables the Company both to command premium prices and maintain price stability for Trex. Prices for Trex in the last three years have increased at a compounded annual growth rate of approximately 4.2%.

     From time to time since 1992, customer demand for Trex has exceeded the Company's manufacturing capacity. The constraints on the Company's capacity in these periods have limited the rate of the Company's net sales growth.

     The Company's cost of sales consists of raw material costs, direct labor costs and manufacturing costs, including depreciation. In the last three years, the cost of raw materials increased an average of approximately 5.0% annually. Almost all of the increases were attributable to higher costs of polyethylene. Although cost of sales has increased with the growth in net sales, cost of sales as a percentage of net sales decreased in the six months ended June 30, 1998 and the year ended December 31, 1997 from the prior corresponding periods. During these periods, productivity gains from the Company's investment in manufacturing process improvements and the addition of production lines outweighed increases in raw material and direct labor costs. Production line rates, which are measured in pounds of finished product per production hour, have increased over 200% since 1992, and the number of production lines has increased from one line in 1992 to six lines in the second quarter of 1998. The Company expects that cost of sales as a percentage of net sales will increase in the second half of 1998 as the Company augments its manufacturing capacity through the addition of two production lines to its Winchester facility and the construction of a new manufacturing facility in the Western United States.

     The principal component of selling, general and administrative expenses is sales and marketing costs, which have increased significantly as the Company has sought to build brand awareness of Trex in the decking market. Sales and marketing costs consist primarily of salaries, commissions and benefits paid to sales and marketing personnel, advertising expenses and other promotional costs. General and administrative expenses include salaries and benefits of personnel engaged in research and development, procurement, accounting and other business functions and office occupancy costs attributable to such functions, as well as amortization expense. Selling, general and administrative expenses as a percentage of net sales have decreased in recent years as these costs have been absorbed by a larger net sales base. As a percentage of net sales, selling, general and administrative expenses have varied from quarter to quarter, especially when the Company has determined to build inventory selectively and to continue expenditures for advertising. The Company anticipates that, because of capacity constraints and sales and marketing expenditures planned for the second half of 1998, selling, general and administrative expenses as a percentage of net sales will be higher in the year ending December 31, 1998 than in the six months ended June 30, 1998.

     In connection with the Acquisition, the Company incurred indebtedness of $29.3 million, of which $26.3 million was outstanding at June 30, 1998, and recorded $11.3 million for goodwill, substantially increasing its interest and amortization expense. The Company will repay its Acquisition-related indebtedness with a portion of the net proceeds of the Offering. See "Use of Proceeds." In the quarter in which the Offering is consummated, as a result of repayment of such indebtedness, the Company will recognize an extraordinary cash charge against income of $1.5 million on a pre-tax basis for early extinguishment of debt and an extraordinary $0.2 million non-cash charge against income for the write-off of unamortized debt discount. The Company is amortizing its goodwill over a 15-year period in an amount of approximately $0.7 million per year and other intangible assets over a five-year period in an amount of approximately $0.1 million per year.

     The Company did not record an income tax provision for any period through the date of the Offering. Prior to the Acquisition, the Company was included in the consolidated tax return of its parent company. Since the Acquisition, the Company has elected to be treated as a partnership for federal and state income tax purposes, and the Company's income has been taxed directly to the Company's members, rather than to the Company. Upon consummation of the Reorganization, the Company will become subject to income tax as a corporation taxed in accordance with Subchapter C of the Internal Revenue Code. In the quarter in which the Offering is consummated, as a result of the Company's conversion to C corporation status, the Company will recognize a $1.5 million non-cash charge against income for income tax expense.

     Upon consummation of the Reorganization, the Company will recognize a charge in excess of $1.4 million with respect to net deferred tax liabilities representing the difference between the relative values of the Company's assets for financial reporting and tax purposes. The effect of this charge will be to increase substantially the Company's effective tax rate for the quarter in which the Reorganization is consummated. The increased effective tax rate will be recognized only in such quarter and, accordingly, the Company believes that its effective tax rate for subsequent periods should not exceed approximately 40%.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of net sales:

                                               YEAR ENDED                      SIX MONTHS ENDED
                                               DECEMBER 31,                          JUNE 30,
                                   ----------------------------------     -----------------------------
                                      1995       1996(1)       1997             1997        1998
                                      ----       ----          ----             ----        ----
Net sales........................     100.0%      100.0%       100.0%          100.0%       100.0%
Cost of sales....................      52.3        53.3         49.1            48.9         45.3
                                      -----      ------        -----           -----        -----
Gross profit.....................      47.7        46.7         50.9            51.1         54.7
Selling, general and
  administrative expenses........      35.4        33.9         26.3            26.1         22.8
                                      -----      ------        -----           -----        -----
Income (loss) from
   operations....................      12.3        12.8         24.5            25.0         32.0
Interest expense.................       0.0         3.9          8.1             7.6          4.3
                                      -----      ------        -----           -----        -----
Net income(2)....................      12.3%        8.9%        16.4%           17.4%        27.7%
                                      =====      ======        =====           =====        =====

__________________________
(1) Reflects the sum of the selected statement of operations data for the Predecessor during the period January 1, 1996 to August 28, 1996 and for the Company during the period August 29, 1996 to December 31, 1996.

(2) The Company did not record an income tax provision for any period through the date of the Offering. The Predecessor was included in the consolidated tax return of its parent company and, accordingly, no tax provision was provided. The Company has elected to be treated as a partnership for federal and state income tax purposes for all periods since inception. As a result, the income of the Company has been taxed for such purposes directly to the Company's members, rather than to the Company.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Net Sales. Net sales increased 51.0% to $29.3 million in the six months ended June 30, 1998 (the "1998 six-month period") from $19.4 million in the six months ended June 30, 1997 (the "1997 six-month period"). The increase in net sales was primarily attributable to the growth in sales volume, which increased to 95.3 million pounds of finished product in the 1998 six-month period from
64.8 million pounds in the 1997 six-month period. Production line rate increases and the addition of a sixth production line in the second quarter of 1998 significantly increased the Company's production capacity in the 1998 six-month period. To stimulate demand for Trex, the Company increased expenditures on network and cable television advertising and instituted incentive sales programs in the 1998 six-month period. Increased sales of a railing product and a Trex color introduced in 1997 also contributed to the higher sales volume. The Company substantially increased the number of dealer outlets, from approximately 1,500 at December 31, 1997 to approximately 2,000 at June 30, 1998.

     Cost of Sales. Cost of sales increased 40.0% to $13.3 million in the 1998 six-month period from $9.5 million in the 1997 six-month period. All components of cost of sales increased to support the higher level of sales activity. Cost of sales as a percentage of net sales decreased to 45.3% in the 1998 six-month period from 48.9% in the 1997 six-month period. The decline principally reflected operating efficiencies from improved production line rates.

     Gross Profit. Gross profit increased 61.6% to $16.0 million in the 1998 six-month period from $9.9 million in the 1997 six-month period, reflecting the higher sales volume in the 1998 six-month period. Gross profit as a percentage of net sales increased to 54.7% in the 1998 six-month period from 51.1% in the 1997 six-month period. The contribution to gross profit of greater operating efficiencies more than offset the effects of discounts offered by the Company to distributors in the 1998 six-month period as part of its sales incentive programs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 31.4% to $6.7 million in the 1998 six-month period from $5.1 million in the 1997 six-month period. The increase was primarily attributable to higher sales and marketing expenses, which increased 31.3% to $4.2 million in the 1998 six-month period from $3.2 million in the 1997 six-month period. The largest component of the increase was advertising costs, which increased 53.8% as the Company expanded promotion of the Trex brand on network and cable television. The Company also incurred higher personnel costs through additions to its sales and marketing staff. The increase in corporate personnel and the upgrading of accounting and other systems to support growth contributed to a 41.0% increase in general and administrative expenses.
Selling, general and administrative expenses as a percentage of net sales decreased to 22.8% in the 1998 six-month period from 26.1% in the 1997 six-month period.

     Interest Expense. Interest expense decreased 13.3% to $1.3 million in the 1998 six-month period from $1.5 million in the 1997 six-month period. The decrease primarily resulted from lower average borrowings attributable to the Company's prepayment of $3.0 million principal amount of Senior Notes in the second quarter of 1997.

1997 COMPARED TO 1996

     Net Sales. Net sales increased 43.3% to $34.1 million in 1997 from $23.8 million in the period January 1, 1996 to August 28, 1996 and the period August 29, 1996 to December 31, 1996 (such periods together, "1996"). The increase in net sales was primarily attributable to the growth in sales volume, which increased to 113.9 million pounds of finished product in 1997 from 81.4 million pounds in 1996. The Company's production capacity in 1997 was significantly augmented by a fifth production line added in the third quarter of 1996. The Company used the additional capacity to build up inventories in late 1996 for sale in 1997. The introduction of a new railing product and, to a lesser extent, a new Trex color also contributed to the higher sales volume in 1997. The Company significantly expanded its distribution network by increasing the number of dealer outlets from approximately 1,200 at December 31, 1996 to approximately 1,500 at December 31, 1997.

     Cost of Sales. Cost of sales increased 32.3% to $16.8 million in 1997 from $12.7 million in 1996. Raw materials purchases, direct labor costs and manufacturing costs all increased to support the higher sales volume in 1997. Cost of sales as a percentage of net sales declined to 49.1% in 1997 from 53.3% in 1996. The decline was primarily attributable to improved production line rates resulting from the efforts of an engineering team assigned in 1996 to focus on productivity improvements.

     Gross Profit. Gross profit increased 56.8% to $17.4 million in 1997 from $11.1 million in 1996, reflecting the higher sales volume in 1997. Gross profit as a percentage of net sales increased to 50.9% in 1997 from 46.7% in 1996. The increase was primarily attributable to operating efficiencies resulting from improved production line rates.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 11.1% to $9.0 million in 1997 from $8.1 million in 1996. The increase resulted principally from higher sales and marketing expenses, which increased 21.4% to $5.1 million in 1997 from $4.2 million in 1996. An increase of 14.8% in advertising costs over 1997 and the addition of new sales and marketing personnel contributed to the higher sales and marketing expenses. The increased general and administrative expenses in 1997 reflected an expense of $0.8 million from amortization of goodwill and organizational costs incurred in connection with the Acquisition. Selling, general and administrative expenses as a percentage of net sales decreased to 26.3% in 1997 from 33.9% in 1996.

     Interest Expense. Interest expense increased to $2.8 million in 1997 from $0.9 million in 1996. The increase reflected a full year of interest expense on indebtedness incurred in connection with the Acquisition. See "Certain Transactions--Acquisition Transactions."

1996 COMPARED TO 1995

     Net Sales. Net sales increased 21.4% to $23.8 million in 1996 from $19.6 million in 1995. The increase in net sales was primarily attributable to the growth in sales volume, which increased to 81.4 million pounds of finished product in 1996 from 71.8 million pounds in 1995. Production line rate increases and the additions of a fourth production line in the last quarter of 1995 and a fifth production line in the third quarter of 1996 significantly increased the Company's production capacity in 1996. Demand for Trex in 1996 exceeded the Company's increased production capacity for most of 1996. The Company increased the number of its dealer outlets to approximately 1,200 at December 31, 1996 from approximately 1,000 at December 31, 1995.

     Cost of Sales. Cost of sales increased 23.3% to $12.7 million in 1996 from $10.3 million in 1995. All components of cost of sales increased to support the higher level of sales activity. The increase in cost of sales over 1995 also reflected the lower raw material costs incurred by the Company throughout most of 1995 as a result of favorable pricing terms offered to Mobil divisions. Cost of sales as a percentage of net sales increased to 53.3% in 1996 from 52.3% in 1995. The increase in overhead costs from the recruitment of additional engineers offset the operating efficiencies from improved production line rates.

     Gross Profit. Gross profit increased 18.1% to $11.1 million in 1996 from $9.4 million in 1995, reflecting the higher sales volume in 1996. Gross profit as a percentage of net sales decreased to 46.7% in 1996 from 47.7% in 1995. Higher manufacturing costs more than offset the contribution of greater operating efficiencies to gross profit.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 17.4% to $8.1 million in 1996 from $6.9 million in 1995. Most of the increase was attributable to higher sales and marketing expenses, which increased 20.0% to $4.2 million in 1996 from $3.5 million in 1995. The largest component of the increase was advertising costs, which increased 32.4% as the Company expanded promotion of the Trex brand. The increase in research and development personnel and an expense of $0.7 million from amortization of goodwill incurred in connection with the Acquisition contributed to a 16.2% increase in general and administrative expenses. Selling, general and administrative expenses as a percentage of net sales decreased to 33.9% in 1996 from 35.4% in 1995.

     Interest Expense. Interest expense totaled $0.9 million in 1996, while the Company recorded no interest expense in 1995. The increase in 1996 resulted from indebtedness incurred in connection with the Acquisition. See "Certain Transactions--Acquisition Transactions."

SEASONALITY

     The Company's net sales and income from operations historically have varied from quarter to quarter. Such variations are principally attributable to seasonal trends in the demand for Trex. The Company experiences lower net sales levels during the fourth quarter, in which holidays and adverse weather conditions in certain regions usually reduce the level of home improvement and new construction activity. Income from operations and net income tend to be lower in quarters with lower sales due to a lower gross margin which is not offset by a corresponding reduction in selling, general and administrative expenses, in part because the Company continues to make advertising expenditures throughout the year. The Company utilizes a variety of sales incentive programs with customers to reduce the effects of seasonality.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has financed its operations and growth primarily with cash flow from operations, operating leases, normal trade credit terms and borrowings under its revolving credit facility.

     The Company's cash flow from operating activities was $12.5 million in the six months ended June 30, 1998 and $6.5 million, $2.6 million and $4.8 million in 1997, 1996 and 1995, respectively. Higher sales volume, which was stimulated by sales incentive programs, accounted for the significant cash flows in the six months ended June 30, 1998.

     The Company's working capital generally averages between 12% and 18% of annual net sales. The Company's working capital needs correlate closely with the level of the Company's net sales. Consequently, the Company's short-term borrowing requirements are affected by the seasonality of its business. As of June 30, 1998, no borrowings were outstanding under the Company's $6.0 million revolving credit facility.

     As of June 30, 1998, the Company's long-term indebtedness, including current portion, was $30.0 million, with an overall weighted average interest rate of 10.0%. Of such indebtedness, $26.3 million principal amount of the Senior Notes and the Subordinated Notes will be repaid from the net proceeds of the Offering. See "Use of Proceeds."

     As part of the Reorganization, the Company will make the LLC Distribution of approximately $6.9 million to certain of its members. A portion of the net proceeds of the Offering will be used to pay approximately $2.0 million of the LLC Distribution. The Company will fund the balance of the LLC Distribution from available cash. The amount of the LLC Distribution and the amount of the net proceeds of the Offering to be applied in respect thereof are subject to adjustment based on the Company's actual income from July 1, 1998 through the date of the LLC Distribution. See "Certain Transactions--Reorganization."

     Expansion of the Company's production capacity will require significant capital expenditures. The Company currently estimates that its aggregate capital requirements in 1998 and 1999 will total approximately $25.2 million, of which approximately $14.4 million is expected to be incurred in 1998 (including $4.6 million of capital expenditures made as of June 30, 1998) and approximately $10.8 million in 1999. Capital expenditures will be used primarily for the addition of two production lines to the Company's Winchester facility and for the construction and equipping of the Company's new manufacturing facility in the Western United States. The Company believes that the net proceeds of the Offering, together with cash on hand, cash flow from operations and borrowings expected to be available under the Company's current credit facility, will provide sufficient funds to enable the Company to expand its business as currently planned at least through the end of 1999. The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimate depending on the demand for Trex and new market developments and opportunities. The Company may determine that it is necessary or desirable to obtain financing for such requirements through bank borrowings or the issuance of debt or equity securities. Debt financing would increase the leverage of the Company, while equity financing may dilute the ownership of the Company's stockholders. There can be no assurance as to whether, or as to the terms on which, the Company will be able to obtain such financing.

YEAR 2000 COMPLIANCE

     The Company's Program. The Company has undertaken a program to address the Year 2000 issue with respect to the following: (i) the Company's information technology and operating systems (including its billing, accounting and financial reporting systems); (ii) the Company's non-information technology systems (such as buildings, plant, equipment and other infrastructure systems that may contain embedded microcontroller technology); (iii) certain systems of the Company's major suppliers and material service providers (insofar as such systems relate to the Company's business activities with such parties); and (iv) the Company's major distributors (insofar as the Year 2000 issue relates to the ability of such distributors to distribute Trex to the Company's dealer outlets). As described below, the Company's Year 2000 program involves (i) an assessment of the Year 2000 problems that may affect the Company, (ii) the development of remedies to address the problems discovered in the assessment phase, (iii) the testing of such remedies and (iv) the preparation of contingency plans to deal with worst case scenarios.

     Assessment Phase. As part of the assessment phase of its program, the Company will attempt to identify substantially all of the major components of the systems described above. In order to determine the extent to which such systems are vulnerable to the Year 2000 issue, the Company is currently evaluating its internally developed software applications. The Company expects that its evaluation will be completed by December 15, 1998. In addition, in the third quarter of 1998, the Company began sending letters to certain of its major suppliers and other material service providers and to the Company's major distributors, requesting them to provide the Company with detailed, written information concerning existing or anticipated Year 2000 compliance by their systems insofar as the systems relate to such parties' business activities with the Company. The Company expects that it will complete its distribution of these inquiries early in the fourth quarter of 1998. The Company is requesting that all responses to the inquiries be returned to it no later than January 1, 1999.

     Remediation and Testing Phase. Based upon the results of its assessment efforts, the Company will undertake remediation and testing activities. The Company intends to complete this phase by December 31, 1998. The activities conducted during the remediation and testing phase are intended to address potential Year 2000 problems in computer software used by the Company in its information technology and non-information technology systems in an attempt to demonstrate that this software will be made substantially Year 2000 compliant on a timely basis. In this phase, the Company will first evaluate a program application and, if a potential Year 2000 problem is identified, will take steps to attempt to remediate the problem and individually test the application to confirm that the remediating changes are effective and have not adversely affected the functionality of that application. After the individual applications and system components have undergone remediation and testing phases, the Company will conduct integrated testing for the purpose of demonstrating functional integrated systems operation.

     Contingency Plans. The Company intends to develop contingency plans to handle its most reasonably likely worst case Year 2000 scenarios, which it has not yet identified fully. The Company intends to complete its determination of worst case scenarios after it has received and analyzed responses to substantially all of the inquiries it has made of third parties. Following its analysis, the Company intends to develop a timetable for completing its contingency plans.

     Costs Related to the Year 2000 Issue. To date, the Company has incurred approximately $35,000 in costs for its Year 2000 program. The Company currently estimates that it will incur additional costs, which are not expected to exceed approximately $25,000, to complete its Year 2000 compliance work. These costs may vary from the foregoing estimates.

     Risks Related to the Year 2000 Issue. Although the Company's Year 2000 efforts are intended to minimize the adverse effects of the Year 2000 issue on the Company's business and operations, the actual effects of the issue and the success or failure of the Company's efforts described above cannot be known until the year 2000. Failure by the Company and its major suppliers, other material service providers and major distributors to address adequately their respective Year 2000 issues in a timely manner (insofar as such issues relate to the Company's business) could have a material adverse effect on the Company's business, results of operations and financial condition.

INFLATION

     Inflation did not have a material impact on the Company's operating results in the six months ended June 30, 1998 or in the year ended December 31, 1997, 1996 or 1995.

                                   BUSINESS

GENERAL

     The Company is the nation's largest manufacturer of non-wood decking alternative products, which are marketed under the brand name Trex(R). Trex Wood-Polymer(TM) lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements or functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene and is used primarily for residential and commercial decking. The Company promotes Trex among consumers and contractors as a premium decking product. Net sales of Trex increased from $0.6 million in 1992 to $34.1 million in 1997 and totaled $29.3 million in the six months ended June 30, 1998. Income from operations increased from a loss of $5.6 million in 1992 to a profit of $8.4 million in 1997 and totaled $9.4 million in the six months ended June 30, 1998.

     The Company seeks to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. The Company intends to continue to develop and promote the Trex brand name as a premium decking product and to focus on the contractor-installed market segment, since this segment represents approximately 70% of the decking market (measured by board feet of lumber) and since contractors generally build larger, more elaborate residential decks than decks built by homeowners in the "do-it-yourself" market segment. The Company sells its products through approximately 55 wholesale distribution locations, which in turn sell Trex to approximately 2,000 dealer outlets across the United States.

     The Company was formed in August 1996 in a buyout of the assets of Mobil's Composite Products Division. Mobil established the Composite Products Division in April 1992 after purchasing the technology and related assets used to create Trex. The buyout was led by four senior Mobil executives with over 75 years of combined management experience.

DECKING MARKET OVERVIEW

     The decking market is part of the substantial home improvement market. Expenditures for residential improvements and repairs totaled approximately $118 billion in 1997, according to the U.S. Department of Commerce, and the home improvement market grew at a compounded annual growth rate of 3.7% for the seven-year period ended December 31, 1997. The primary market for Trex is residential decking and, to a lesser extent, commercial decking. Annual factory sales in 1997 of residential decking and commercial decking totaled approximately $1.7 billion (approximately 2.0 billion board feet of lumber) and approximately $200 million (approximately 225 million board feet of lumber), respectively. For the seven-year period ended December 31, 1997, factory sales of all residential decking increased at a compounded annual growth rate of approximately 8%. In recent years, factory sales of non-wood alternative decking products to the residential market have increased at a compounded annual growth rate of over 25%.

     The growth in demand for residential decking reflects the increasing popularity of decks as a means of extending living areas and providing outdoor recreation and entertainment spaces. Residential decking purchases include the installation of new and replacement decks for existing homes, construction of decks for new homes and repair of existing decks. An industry study estimates that more than three million decks are built each year. Deck repair, modernization and replacement are expected to increase as existing decks age.

     The majority of decks are built for existing homes as new additions or to replace other decks. During periods of economic uncertainty, when spending on discretionary items is reduced, many homeowners forego the purchase of new homes and choose to improve their existing residences. Adding a deck has become one of the most popular home improvement projects. Construction of decking is a relatively low-cost means of adding livable space, and industry studies indicate that decking improvements generally return a significant percentage of their cost at the time of resale. The Company estimates that the installation cost of a majority of decks ranges from $2,000 to $5,000. More than half of all decks are constructed one to five years after a home is purchased. Accordingly, there is typically an increased demand for decking in the five-year period following a peak in home sales. The Company believes that, because residential deck construction is not primarily tied to new home activity, the residential decking market historically has not experienced the high level of cyclicality common to businesses in the new home construction and building materials industries.

     The Company estimates that contractors, including homebuilders, install approximately 60% of all residential decks, accounting for approximately 70% of the board feet used. The balance of residential decks are installed by "do-it-yourself" homeowners. Contractors generally either specialize in deck installation or build decks in connection with new home construction or home improvement and remodeling projects. Contractor-installed decks on average are larger and more elaborate than decks installed by homeowners.

     Commercial decks are constructed for restaurants, hotels, nature walks and boardwalks. These decking applications typically have more demanding design and installation requirements than those for residential decking. Product liability and maintenance costs are major issues for commercial installations. As a result, safety and maintenance features of decking products particularly influence buying decisions in this market segment.

     The following table sets forth, in board feet of lumber, the percentage of 1997 factory sales to the decking market generated by each product category indicated:

                                          PERCENTAGE OF
   PRODUCT                             1997 FACTORY SALES
   -------                             -------------------
   Wood                                       97%
   100% plastic                                1
   Wood/plastic composites                     2
                                             ---
                                             100%
                                             ===

     More than 75% of wooden decks are fabricated from southern yellow pine, which is pressure-treated with insecticides and other chemicals to create resistance to insect infestation and decay. The balance of the wood decking segment is primarily divided between redwood and cedar products. The 100% plastic decking products utilize polyethylene, fiberglass and polyvinyl chloride ("PVC") as raw materials. Wood/plastic composites are produced from a combination of wood fiber and polyethylene or other commonly used polymers. Growing consumer awareness of the product attributes of non-wood decking alternatives and the decline in lumber quality and quantity have contributed to increased sales of 100% plastic lumber and wood/plastic composites for decking.

     Production and distribution operations in the decking market are highly fragmented. Treated southern yellow pine is produced by wood preservers that operate approximately 550 treatment plants in the United States. These treated-wood suppliers are predominantly small companies with a regional distribution focus. An estimated six to eight companies supply redwood to the decking market, while cedar supplies are produced by a few large suppliers and approximately 20 to 30 small, regional suppliers that market varieties of cedar grown in their areas. In 1997, according to an industry study, non-wood decking materials were manufactured by approximately 20 companies, of which less than half had annual revenues of over $5 million.

     Distributors of wood decking materials typically supply lumber to lumber yards and home center outlets, who in turn supply the materials to home builders, contractors and homeowners. Manufacturers of non-wood decking alternatives also generally use these distribution channels, since many such alternative products can be stacked, stored and installed like wood products. Certain non-wood decking alternatives, however, are sold to specialty dealers who provide the special selling support needed to build consumer awareness of new products.

     Wood decking products generally are not associated with brand identification. The primary softwoods used for decking (treated southern yellow pine, redwood and cedar) are sold as commodities graded according to classifications established by the U.S. Department of Commerce. Pricing is based on species, grade, size and level of chemical treatment, if any. There generally is no pricing differentiation based on brand, although certain wood preservers have attempted to brand their treated wood products. The Company believes that these companies, which it estimates represent less than 5% of the treated wood market, have not established meaningful brand name recognition.

COMPETITIVE STRENGTHS

     The Company believes that its primary competitive strengths are the following:

     Superior Product.    Trex offers a number of significant advantages over
wood decking products. Trex eliminates many of wood's major functional disadvantages, which include warping, splitting, rotting and other damage from moisture. Trex requires no sealing to protect against moisture damage, provides a splinter-free surface and needs no chemical treatment against insect infestation. These features of Trex eliminate the on-going maintenance requirements for a wood deck and make Trex less costly than wood over the life of the deck. Like wood, Trex is slip-resistant, even when wet, can be painted or stained and is not vulnerable to damage from ultraviolet rays. The special characteristics of Trex, including resistance to splitting, flexibility and ease and consistency of machining and finishing, facilitate deck installation, reduce contractor call-back and afford customers a wide range of design options.

     Brand Name Development. The Company has invested over $10 million during the last three years to develop Trex as a recognized brand name in the residential and commercial decking market. The Company's marketing strategy has been to promote Trex among consumers and contractors as a premium decking product. The Company uses extensive print and television advertising to build brand awareness among homeowners and commercial users and targets decking contractors with advertisements in leading building and remodeling magazines. Brand name recognition helps to generate demand for Trex directly among consumers and also among distributors and dealers, who recommend Trex to contractors and other consumers. The Company believes that its branding strategy promotes product differentiation of Trex in a market which is not generally characterized by brand identification and enables the Company both to command premium prices and maintain price stability for Trex.

     Extensive Distribution Network. The Company has developed an extensive distribution network which complements its branding strategy and focus on the contractor-installed market segment. At June 30, 1998, the Company sold Trex through approximately 55 wholesale distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets, which directly service contractors and consumers. The Company selects distributors based upon their anticipated commitment to Trex, and the Company's distribution network devotes significant resources to promoting and selling Trex. All distributors have appointed a Trex specialist, regularly conduct dealer training sessions, fund demonstration projects and participate in local advertising campaigns and home shows. These distributors sell Trex as their only non-wood decking alternative.

     Investment in Manufacturing Process and Product Development. Production of a non-wood decking alternative like Trex(R) requires significant capital investment, special process know-how and time to develop. The Company has invested over $23 million and five years in manufacturing process improvements, new product development and product enhancements. The Company's investment of time and capital has enabled it to increase its manufacturing line production rates by more than 200% since 1992, has facilitated the Company's development of new products and has produced improvements in the dimensional consistency, surface texture and color uniformity of the Trex product line.

     Building Code Listing. Trex is the only non-wood decking alternative to receive a product building code listing either from the NES or from any of the three NES regional members that establish construction standards in the United States. Since receiving its NES listing in 1995, Trex has been the only non-wood alternative decking product published in all major code books throughout the country. The Company's listing facilitates the acquisition of building permits by residential consumers of Trex. The Company believes that its listing promotes customer and industry acceptance of Trex as a substitute for wood in decking.

     Experienced Management Team. The Company is managed by four experienced senior executives who led the buyout of Mobil's Composite Products Division in 1996. The Company's executives have managed billion-dollar operations as well as smaller, high-growth divisions and product rollouts within and outside of Mobil. They have approximately 75 years of combined management experience at Mobil across a wide range of management functions.

GROWTH STRATEGIES

     The Company's goals are to continue to be the leading producer of a superior non-wood decking alternative product, to increase its market share of the decking market and to expand new products and geographic markets. To attain these goals, the Company employs the following strategies:

     Continue Brand Name Development. The Company plans to increase its investment in, and the resources devoted to, development of the Trex brand. The Company's branding efforts will focus on implementation of enhanced integrated advertising, public relations and trade programs. The Company's sales growth in the decking market will largely depend on converting demand for wood products into demand for Trex. Accordingly, the Company's branding strategy will continue to emphasize the advantages of Trex over wood decking products. The Company's brand building programs also are designed to support the positioning of Trex as a premium product in the decking market.

     Expand Distribution Coverage. The Company intends to establish comprehensive national coverage for Trex. To achieve this objective, the Company expects to increase the number of dealer outlets selling Trex over the next three years by 50% to approximately 3,000 outlets. The Company will seek to expand its dealer network by adding new distributors and increasing the number of its wholesale distribution locations to approximately 75 distribution locations from its base of approximately 55 at June 30, 1998.

     Increase Production Capacity. Currently, customer demand for Trex exceeds the Company's manufacturing capacity. To support sales growth and improve customer service, the Company plans to increase output by adding production lines and increasing productivity in its existing facility in Winchester, Virginia and by establishing an additional manufacturing facility in the Western United States. With this investment, the Company expects to increase its current manufacturing capacity by approximately 40% in the first quarter of 1999 and to double its current capacity by the end of 1999.

     Invest in Process and Product Development. The Company will continue to make substantial investments in process and product development to support new products and improve product consistency, reduce manufacturing costs and increase operating efficiencies. In September 1998, the Company centralized its research and development operations in the Trex Technical Center, a 30,000 square foot building adjacent to its Winchester manufacturing facility.

     Increase New Product Development and Export Markets. As part of its long-term growth strategy, the Company will continue to develop opportunities for Trex in new products and product applications and in geographic markets beyond the Company's U.S. base. In 1997, the Company derived approximately 15% of its net sales from sales of Trex for non-decking applications, including industrial block flooring, applications for parks and recreational areas, floating and fixed docks and other marine applications, and landscape edging. The Company believes that the product characteristics of Trex are well suited to satisfy the diverse appearance, performance and safety requirements of these and other potential product applications. In expanding its geographic scope of operations, the Company plans to increase exports to Canada, where it currently has limited sales, and explore export opportunities in the Caribbean, Latin America and selected parts of Europe.

PRODUCTS

     The Company manufactures Trex Wood-Polymer lumber, a composite product that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements or functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene. Trex is produced in popular lumber sizes and is currently sold in three colors: Natural, Winchester Grey and Woodland Brown.

     Approximately 85% of the Company's 1997 net sales were derived from sales of Trex to the residential and commercial decking market. Trex also has a number of non-decking product applications, which generated the remaining 15% of the Company's 1997 net sales. These applications currently include blocks to cover and protect concrete sub-floors in heavy industrial plants; applications for parks and recreational areas, including playground structures, picnic tables and benches, fencing and theme park applications; floating and fixed docks and other marine applications; and landscape edging. Trex does not have the tensile strength of wood and, as a result, is not used as a primary structural member in posts, beams or columns.

SALES AND MARKETING

     The Company's marketing activities at June 30, 1998 were conducted by 21 employees, of whom 13 were field sales representatives providing nationwide sales coverage. The sales representatives, who are assigned to particular geographic markets, are primarily responsible for servicing the Company's wholesale distributors, assisting in dealer and contractor training, meeting with architects and specifiers and providing support at regional home shows and other consumer events. The Company maintains a commission program for its sales force which is designed to reward achievement of sales goals and to promote sales growth.

     The Company's sales growth in the decking market will largely depend on converting demand for wood products into demand for Trex. Accordingly, the Company's branding strategy will continue to emphasize the advantages of Trex over wood decking products. The Company's marketing efforts are focused on the residential and commercial decking market. The Company has implemented a two-pronged marketing program directed at consumers and contractors. The Company seeks to develop consumer brand awareness and contractor preference to generate demand for Trex among dealers and distributors, who then recommend Trex to other contractors and consumers. The following are the key elements of the Company's marketing program:

     Consumer Advertising. The Company engages in extensive television advertising. In the first half of 1998, the Company ran network and cable television advertisements over an 18-week period featuring 30-second spots on shows such as ABC's Good Morning America and NBC's Today.

     The Company also advertises Trex extensively in popular magazines, including Better Homes & Gardens, Sunset and Martha Stewart Living. The 1998 print advertising campaign includes full-page color magazine advertisements featuring the Company's new spokesman, Willard Scott of NBC's Today.

     Public Relations. The Company employs a public relations firm to stimulate interest in Trex by the print and broadcast media. During 1997, print and broadcast stories featuring Trex generated a total of 125 million "impressions," which represent potential viewings.

     Trade Advertising and Promotion. To build a brand name for Trex with decking contractors, the Company reaches a professional building audience through advertisements in leading building and remodeling magazines, including Builder, Building Products, Fine Homebuilding, Journal of Light Construction and other well-known publications.

     Homebuilder Program. In 1998, the Company inaugurated a program to provide promotional allowances and display materials to homebuilders who use Trex for their model home decks and agree to promote Trex. Over 60 homebuilders currently participate in the program.

     Trade and Home Shows. The Company annually exhibits Trex at five major trade shows for homebuilders, contractors and specifiers that have a total attendance of approximately 200,000. The Company also exhibits its product line at major regional home and garden shows. Distributors, dealers and contractors experienced in Trex provide additional support by exhibiting Trex at smaller local home shows.

     Showcase Projects. Trex obtains further brand name recognition through its association with highly publicized showcase projects. Trex has been used in a number of such projects, including the Presidential Trail at Mount Rushmore, the Toronto Boardwalk on Lake Ontario Shores, the Florida Everglades Walkways and the Grand Canyon Education Center.

     Consumer Research. From time to time, the Company commissions consumer research studies to gain a better understanding of the needs of the decking market, the ability of Trex to meet those needs relative to competitive products and consumer acceptance of Trex as a decking material.

DISTRIBUTION

     Approximately 95% of Trex net sales are made through the Company's wholesale distribution network. At June 30, 1998, the Company sold its Trex product line to 22 wholesale companies operating from approximately 55
distribution locations.   At the same date, the Company's distributors marketed
Trex to approximately 2,000 dealer outlets across the United States. Although the Company's dealers sell to both homeowners and contractors, their sales efforts are primarily directed at professional contractors, remodelers and homebuilders. The remaining 5% of the Company's net sales are made directly to industrial floor fabricators, playground material distributors and other accounts.

     Wholesale Distributors. The Company believes attracting wholesale distributors who are committed to Trex and the Trex marketing approach and who can effectively sell Trex to contractor-oriented lumber yards is important to its future growth. The Company believes its distributors are able to provide value-added service in marketing Trex because they sell premium wood decking products and other building supplies, which typically require product training and personal selling efforts.

     The Company requires its wholesale distributors to contribute significant resources to support Trex. All wholesale distributors have appointed a Trex specialist, regularly conduct dealer training sessions, fund demonstration projects and participate in local advertising campaigns and home shows. The Company sponsors intensive two-day training seminars to help train Trex specialists.

     In 1997, five wholesale distribution companies each accounted for over 10% of the Company's net sales: Capital Lumber Company; Furman Lumber Inc.; OrePac Building Products Inc.; Plunkett-Webster Inc. and Snavely Forest Products Inc. These distributors collectively accounted for approximately 68% of the Company's 1997 net sales. The Company's contracts with its distributors generally are automatically renewable on an annual basis unless the Company or the distributor provides notice of termination within a specified period prior to expiration of the current annual term.

     To augment its dealer outlets, the Company plans to add new distributors and increase the number of its wholesale distribution locations over the next three years to approximately 75.

     Retail Lumber Dealers. Of the approximately 25,000 retail outlets in the United States that sell lumber, approximately 5,000 are independent lumber yards that emphasize sales to contractors and who are the primary market for Trex. Although there is demand for Trex from both the "do-it-yourself" homeowner and contractor, the Company's sales efforts emphasize the contractor-installed market to achieve premium product positioning for Trex and to ensure that the installations will have professional craftsmanship. The Company's retail dealers generally provide sales personnel trained in Trex, contractor training, inventory commitment and point-of-sale display support. To establish comprehensive national coverage for Trex, the Company plans to increase the number of its dealer outlets over the next three years from approximately 2,000 at June 30, 1998 to approximately 3,000.

     Contractor Training. The Company has provided training about Trex to over 20,000 contractors since 1995. Contractors receive a Trex Contractor Kit containing a product handbook, sales literature and product samples as part of their training. The Company has established a "Builders Club" to strengthen its relationship with premium decking contractors.

     Dealer Locator Service and Web Site. The Company maintains a toll-free telephone service for use by consumers and building professionals to locate the closest dealer offering Trex and to obtain product information. The Company uses these calls to generate sales leads for contractors, dealers, distributors and Trex sales representatives. The Company also analyzes caller information to assess the effectiveness of its promotional and advertising activities.

     As an additional source of information to consumers, dealers and distributors, the Company operates a Web site, which provides product installation information, handling instructions, a dealer locator service, photographs of showcase installations, technical reports and other information.

     Shipment. The Company ships Trex to distributors by truck and rail. Western distributors principally receive shipments by rail. Distributors pay all shipping and delivery charges.

MANUFACTURING PROCESS

     Trex is manufactured at the Company's 100,000 square foot facility in Winchester, Virginia. The facility currently has six production lines, each of which is highly automated and on average requires fewer than five employees to operate per shift.

     The Company's facility has a total capacity of 155 million pounds per year of finished product and is currently operating at its full capacity. To support sales growth and improve customer service, the Company intends to increase production capacity by adding two production lines and increasing productivity in its Winchester facility and by establishing an additional manufacturing facility in the Western United States. With this investment, the Company expects to increase its manufacturing capacity by approximately 40% in the first quarter of 1999 and to double its capacity by the end of 1999.

     Trex is manufactured from waste wood fiber and reclaimed polyethylene ("poly"). The composition of Trex Wood-Polymer lumber is approximately 50% wood fiber and 50% reclaimed poly material. The Company uses wood fiber purchased from wood working factories, mills and pallet recyclers, most of which are located within a 200-mile radius of the Company's Winchester facility. Poly material used in the production of Trex consists primarily of reclaimed grocery sacks and stretch film, which the Company purchases from suppliers throughout
the United States.   See "Suppliers."

     The Trex manufacturing process involves mixing wood particles with plastic, heating and finally extruding (or forcing) the highly viscous and abrasive material through a profile die. The extruded product is cooled in a water bath and cut to its finished length. Waste created during manufacturing is recycled into the production process. The finished boards are placed on a cooling conveyor and proceed to finished goods inspection, packaging and storage.

     The Company has made substantial investments in manufacturing process improvements. As a result of these investments, production line rates, which are measured in pounds of finished product per production hour, have increased over 200% since 1992. The Company also has broadened the range of raw materials that can be used to produce Trex by developing hardware capable of utilizing different forms of poly material to produce a consistent final product. The Company has obtained patent protection for certain of its process improvements and has an additional patent pending.

     Trex is the only wood/plastic composite product to receive a building code listing either from the NES or from any of its three regional members that establish construction standards in the United States (Building Officials & Code Administrators International, Inc., International Conference on Building Officials and Southern Building Code Congress International, Inc.). In conjunction with its NES listing, the Company maintains a quality control testing program that is monitored by an NES-approved independent inspection agency. Under this program, the Company tests one board from every other production bundle to determine whether it meets the detailed, published criteria for code listing. Representatives of the inspection agency conduct unannounced monthly on-site audits of these program records to assure conformity to testing and to check test results. The Company believes that currently a minimum of 18 months would be required for a manufacturer of a competitive product which has not yet started the listing approval process to complete all phases of the process for its product. See "Risk Factors--Competition."

SUPPLIERS

     The production of Trex requires the supply of wood fiber and polyethylene from reclaimed grocery sacks and stretch film. The Company satisfies virtually all of its current wood fiber requirements from six regional suppliers. The Company purchases its supplies of poly material from multiple locations throughout the country, including supermarkets and distribution centers.

     Wood Fiber. In 1997, the Company consumed 75 million pounds of wood fiber. Suppliers accounting for over 90% of the Company's wood fiber purchases are located within a 200-mile radius of the Company's existing facility. Convenient access to available wood fiber supplies is one of the Company's most important selection criteria for its second manufacturing facility.

     Woodworking plants or mills are the Company's preferred suppliers of wood fiber because the waste wood fiber produced by these operations contains little contamination and is low in moisture. These facilities generate wood fiber as a byproduct of their manufacturing operations. To minimize its purchase costs, the Company seeks to provide the manufacturing facilities with prompt and reliable removal service using Company-provided equipment.

     Four suppliers accounted individually for more than 10% and collectively for approximately 80% of the Company's 1997 wood fiber purchases. The Company obtains its wood fiber supplies for a fixed annual price under multi-year contracts that are terminable by either party upon 30 days' notice. If the Company's contracts with one or more of these suppliers were terminated, the Company believes it would be able to obtain adequate supplies of wood fiber from other sources at an acceptable cost.

     Poly Material. In 1997, the Company consumed 70 million pounds of poly material, which was primarily composed of reclaimed grocery sacks and stretch film. Over two billion pounds of poly film are used in the manufacture of grocery sacks and stretch film in the United States each year. The Company will seek to meet its future needs for poly material from expansion of its existing supply sources and the development of new sources.

     The Company purchases plastic sacks primarily from large grocery supermarket chains, which have recycling programs that facilitate and encourage plastic sack returns. Approximately 5% of all grocery sacks nationwide are returned. The existing industry practice is for reclaimed sack purchasers, such as the Company, to absorb freight and handling costs after the sacks are picked up from the chains' distribution centers. The Company picks up the plastic grocery sacks at the distribution centers and stores the sacks in warehouses until it uses them in its production process.

     Stretch film is used to stabilize pallet loads to avoid damage during shipping and handling. The Company collects stretch film from distribution centers that service the grocery and other industries, including furniture, machinery, parts and soft goods businesses. Suppliers of stretch film save on waste disposal costs by selling the bundled film to the Company.

     No supplier sold 10% or more of the poly material purchased by the Company in 1997. The Company generally acquires poly material by purchase order at prices which are fixed annually.

     The Company has entered into a six-year contract with a potential supplier of poly material. The contract obligates the Company to purchase up to 30 million pounds of poly material annually at a specified price during the contract term. The Company is unable to determine the amount of poly material it will obtain under the contract because the supplier has not yet commenced operations and will utilize a new production process. The Company is scheduled to receive its first delivery under the contract in mid-1999. The Company has the option to renew the contract for an additional six years on the same terms and conditions.

COMPETITION

     The residential and commercial decking market in which the Company principally operates is highly competitive. As a wood/plastic composite product, Trex competes with wood, other wood/plastic composites and 100% plastic lumber for use as decking. The primary competition for Trex is wood decking, which accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber). The conventional lumber suppliers with which the Company competes in many cases have established ties to the building and construction industry and have well-accepted products. Many of the Company's competitors in the decking market that sell wood products have significantly greater financial, technical and marketing resources than the Company. Trex currently represents over half of the non-wood segment and competes with other wood/plastic composites as well as with 100% plastic products that utilize polyethylene, fiberglass and PVC as raw materials.

The Company's principal competitors in the non-wood decking alternative market include Advanced Environmental Recycling Technologies, Inc., Crane Plastics, Eaglebrook Plastics, Inc., Royal Crown Limited and U.S. Plastic Lumber Corporation. Although Trex is the only non-wood decking alternative to receive a product building code listing from the NES or any its three regional members, the Company is aware of several manufacturers of wood/plastic composite products that have publicly announced their intention to seek such a listing. In addition, the Company is aware of at least one manufacturer that has received a regional application listing of its 100% plastic lumber product, which covers specific uses of that product. Any non-wood decking alternative product receiving a listing could be more competitive with Trex. The Company's ability to compete depends, in part, upon a number of factors outside its control, including the ability of its competitors to develop new non-wood decking alternatives which are competitive with Trex.

     The Company believes that the principal competitive factors in the decking market include product quality, price, maintenance cost and consumer awareness of product alternatives. The Company believes it competes favorably with respect to these factors based on the low maintenance requirements and other attributes of Trex compared to wood and 100% plastic products, the Trex brand name, the Company's extensive distribution network and the Trex NES building code listing.

     Competing Products in Decking Market. Of the wood lumber which constituted approximately 97% of the total decking market in 1997, over 75% is pressure-treated southern yellow pine. Southern yellow pine is used for decking because its porosity allows it readily to accept the chemicals used in the treating process that creates resistance to rotting and insect infestation. The chemical compound used to treat wood is typically chromated copper arsenate ("CCA"), an EPA-registered pesticide. The same porosity makes southern yellow pine susceptible to taking on moisture, which causes the lumber to warp, crack, splinter and expel fasteners. The balance of the wood decking segment is primarily divided between redwood and cedar, with some amounts of treated fir and exotic hardwoods. Because old, slow-growth timber has been depleted, new, fast-growth varieties predominate. These varieties do not have the natural decay resistance or close rings of old, slow-growth timber, causing them to be more susceptible to rot, insect infestation, splintering and warping.

     Trex also competes with decks made from 100% plastic lumber. Although there are several companies in the United States that manufacture 100% plastic lumber, total factory sales to the decking market in 1997 are estimated at only $20 million (18 million board feet). A number of factors have limited the success of 100% plastic lumber manufacturers, including a less efficient manufacturing process, inconsistent product quality, and physical properties not considered suitable for decking, such as higher thermal expansion and contraction, poor slip resistance and an appearance viewed by some homeowners as unattractive.

     There are approximately five manufacturers of wood/plastic composite lumber in addition to the Company. Some of these manufacturers participate in the decking market only on a limited basis. The Company estimates that Trex accounted for more than 80% of 1997 total factory sales of wood/plastic composites to the decking market.

     The following chart compares certain attributes of Trex to the characteristics of treated wood and 100% plastic products:

_

    ==========================================================================
         CHARACTERISTICS                     TREX   TREATED   100% PLASTIC
                                                    WOOD
    --------------------------------------------------------------------------
         Low thermal expansion/                 x         x
          contraction
    --------------------------------------------------------------------------
         Low thermal conductivity               x         x
    --------------------------------------------------------------------------
         Good paint adhesion                    x         x
    --------------------------------------------------------------------------
         Resistance to ultraviolet  damage      x         x
    --------------------------------------------------------------------------
         Easy to work with                      x         x
    --------------------------------------------------------------------------
         Low moisture absorption                x                   x
    --------------------------------------------------------------------------
         Splinter-free                          x                   x
    --------------------------------------------------------------------------
         Resistant to insect damage             x         x         x
    --------------------------------------------------------------------------
         No chemical preservatives              x                   x
    --------------------------------------------------------------------------
         No splitting                           x                   x
    --------------------------------------------------------------------------
         No rotting                             x                   x
    --------------------------------------------------------------------------
         No warping                             x                   x
    --------------------------------------------------------------------------
         No sealant required                    x                   x
    --------------------------------------------------------------------------
         Slip resistant                         x         x
    --------------------------------------------------------------------------
         Product building code listing or       x         x
         acceptance
    ==========================================================================

     The Company believes that Trex offers cost advantages when compared with certain other types of decking materials. Although a contractor-installed Trex deck built in 1997 using a pressure-treated wood substructure generally cost 10% to 15% more than a deck made entirely from pressure-treated wood, Trex eliminates the on-going maintenance required for a pressure-treated deck and is, therefore, less costly over the life of the deck. The Company believes that its manufacturing process and utilization of relatively low cost raw material sources also provide Trex with a competitive cost advantage relative to other wood/plastic composite products.

GOVERNMENT REGULATION

     The Company is subject to federal, state and local environmental regulation. The emissions of particulates and other substances from the Company's manufacturing facility must meet federal and state air quality standards implemented through air permits issued to the Company by the Department of Environmental Quality of the Commonwealth of Virginia. The Company's facility is regulated by federal and state laws governing the disposal of solid waste and by state and local permits and requirements with respect to waste water and storm water discharge. Compliance with environmental laws and regulations has not had a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's operations also are subject to work place safety regulation by the U.S. Occupational Safety and Health Administration and the Commonwealth of Virginia. The Company's compliance efforts include safety awareness and training programs for its production and maintenance employees.

INTELLECTUAL PROPERTY

     The Company's success depends, in part, upon its intellectual property rights relating to its production process and other operations. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws, to protect its proprietary rights. The Company has been granted a federal registration for the Trex mark by the U.S. Patent and Trademark Office. The Company also has filed applications for the federal registration of its Easy Care Decking and Wood-Polymer marks. The Company enters into confidentiality agreements with its senior employees and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Risk Factors--Intellectual Property."

     In 1992, before the Company's buyout of Mobil's Composite Products Division, Mobil brought an action in the U.S. District Court for the District of Delaware seeking a declaratory judgment that four patents issued to Advanced Environmental Recycling Technologies, Inc. ("AERT"), a manufacturer of wood/plastic composite products, were invalid, were not infringed by Mobil in connection with its wood/plastic composite (now known as Trex), and were unenforceable. Mobil brought this action in response to statements by AERT that Mobil infringed AERT's patents. AERT counter-claimed against Mobil for alleged infringement of two of the AERT patents and for alleged violations of antitrust and trade regulation laws.

     Following a trial in early 1994, the district court held that Mobil did not infringe either of the two AERT patents that were the subject of the counterclaim and rendered a verdict for Mobil that each of the four AERT patents was invalid and unenforceable. On an appeal of this judgment by AERT, the U.S. Court of Appeals for the Federal Circuit affirmed the district court's judgment that Mobil did not infringe the two AERT patents and that two of the four AERT patents were invalid and unenforceable. The appeals court vacated the district court's judgment on the remaining two AERT patents on the grounds that there was no case or controversy between the parties regarding infringement of those patents. AERT has filed a motion for a new trial, which is pending before the district court. The district court also still has pending before it AERT's non-patent counterclaims against Mobil. No proceedings on those claims are currently scheduled.

     In June 1998, the U.S. Patent and Trademark Office issued to AERT a patent which is a continuation in part of one of the two patent applications that resulted in the two patents held to be invalid and unenforceable in the district court action. The Company believes, based in part on advice of its legal counsel, that the Company does not infringe this patent.

FACILITIES AND EQUIPMENT

     The Company occupies its corporate headquarters in Winchester, Virginia, which consists of approximately 4,500 feet of office space, pursuant to a lease which expires in December 1998. The Company is currently negotiating a one-year extension to the lease.

     The Company owns its manufacturing facility, which contains approximately 100,000 square feet of manufacturing space, and approximately 7.5 acres of outside open storage in a lot located across from the manufacturing facility.

     The Company leases storage warehouse space, which totals 75,000 square feet, pursuant to leases with expiration dates from December 1999 to July 2000. The Company currently occupies approximately 30,000 square feet in the Trex Technical Center pursuant to a month-to-month lease. The Company expects to purchase the Trex Technical Center in the third quarter of 1998.

     Equipment and machinery used by the Company in its operations consist principally of plastic and wood conveying and process equipment. The Company owns all of its manufacturing equipment. The Company also operates approximately 20 wood trailers pursuant to operating leases with expiration dates from 1999 to 2003 and ten forklift trucks pursuant to operating leases with expiration dates from 2000 to 2001.

     The Company regularly evaluates the capacity of its various facilities and equipment and makes capital investments to expand capacity where necessary. In 1997, the Company spent a total of $3.3 million on capital expenditures, primarily for the addition of a production line to its Winchester facility. The Company is completing its evaluation of potential sites for a second manufacturing facility, which it expects to begin operations in mid-1999. Costs of expanding the Winchester facility and establishing the second plant are expected to total approximately $21.6 million in 1998 and 1999.

EMPLOYEES

     At June 30, 1998, the Company had approximately 190 full-time employees, of whom approximately 15 were employed in corporate management and administration, 21 were employed in sales and marketing, five were employed in research and development and 149 were employed in manufacturing operations. Of such employees, approximately 125 were hourly employees engaged in manufacturing activities in the Company's Winchester facility. The Company's employees are not covered by a collective bargaining agreement. The Company believes that its relationships with its employees are good.

LEGAL PROCEEDINGS

     The Company has been named as a co-defendant in a suit filed on December 7, 1997 in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiff, the owner of a ship moored in Philadelphia, alleges that design defects in a Trex decking product caused buckling of decking installed on the ship as part of a renovation project. The plaintiff seeks damages in an unspecified amount against the Company based on claims of strict liability, misrepresentation, breach of warranties, gross negligence, indemnification and violation of the New Jersey Consumer Fraud Act. Trex has denied liability on the grounds, among others, that the alleged damage to the decking resulted from poor design and improper installation. The parties have conducted certain discovery proceedings. The Company expects that a trial date for the suit will be set in September 1998.

     From time to time, the Company is involved in litigation and proceedings arising out of the ordinary course of its business. Except as set forth above, there are no pending material legal proceedings to which the Company is a party or to which the property of the Company is subject.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth certain information concerning the directors and executive officers of the Company:

                                                                                  Term as
           Name                    Age    Positions with Company              Director Expires
           ----                    ---    ----------------------              ----------------
Robert G. Matheny............      53     President, Director                       2000

Anthony J. Cavanna...........      58     Senior Vice President and Chief
                                          Financial Officer, Director               2001

Andrew U. Ferrari............      51     Senior Vice President of Sales and        2000
                                          Marketing, Director

Roger A. Wittenberg..........      50     Senior Vice President of Technical        1999
                                          Operations, Director

     Robert G. Matheny has served as the President and a director of the Company since August 1996. From July 1992 to August 1996, he was the General Manager of the Composite Products Division of Mobil Chemical Company, a division of Mobil ("Mobil Chemical"). From August 1987 to July 1992, he served as the General Manager of the Chemical Specialties Group of Mobil Chemical and as a Vice President of Mobil Chemical Products International. From 1970 to August 1987, Mr. Matheny held various positions in sales, marketing and manufacturing at Mobil. Mr. Matheny received a B.S. degree in Industrial Engineering and Operations Research from Virginia Polytechnic Institute.

     Anthony J. Cavanna has served as the Chief Financial Officer and a director of the Company since August 1996 and as Senior Vice President since September 1998. From July 1994 to August 1996, he was a Group Vice President of Mobil Chemical. From July 1992 to July 1994, he was the Vice President-Planning and Finance for Mobil Chemical. From November 1986 to July 1992, Mr. Cavanna served as a Vice President of Mobil Chemical and the General Manager of its Films Division Worldwide. From November 1981 to November 1986, he was the Vice President and General Manager-European Operations of Mobil Plastics Europe.
From January 1981 to November 1981, he was the Vice President-Planning and Supply of the Films Division of Mobil Chemical. Between 1962 and 1981, Mr. Cavanna held a variety of positions within Mobil, including engineering, manufacturing and project/group leader positions. Mr. Cavanna received a B.S. degree in Chemical Engineering from Villanova University and an M.S. degree in Chemical Engineering from the Polytechnic Institute of Brooklyn.

     Andrew U. Ferrari has served as the Vice President of Sales and Marketing and a director of the Company since August 1996 and as Senior Vice President of Sales and Marketing since September 1998. From April 1992 to August 1996, he was the Director of Sales and Marketing of the Composite Products Division of Mobil
Chemical.   From February 1990 to April 1992, Mr. Ferrari served as the New
Business Manager for Mobil Chemical. From January 1984 to February 1990, he served as Marketing Director of the Consumer Products Division of Mobil Chemical. Mr. Ferrari received a B.A. degree in Economics from Whitman College and an M.B.A. degree from Columbia University.

     Roger A. Wittenberg has served as the Vice President of Technical Operations and a director of the Company since August 1996 and as Senior Vice President of Technical Operations since September 1998. Mr. Wittenberg also serves as a director of Elite Textiles Ltd., a textile manufacturer. From May 1992 to August 1996, he was the Technical Manager of the Composite

Products Division of Mobil Chemical. Mr. Wittenberg founded Rivenite Corporation in 1987 and was its Chief Executive Officer until April 1992, when Mobil Chemical acquired the assets of Rivenite Corporation. Prior to 1987, Mr. Wittenberg founded and operated three companies in the textile, food and animal feed supplements industries. Mr. Wittenberg received a B.S. degree in Chemistry from High Point College.

     The Board of Directors currently consists of four directors, divided into three classes serving staggered three-year terms. Directors and executive officers of the Company are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Directors of the Company are elected at the annual meeting of stockholders. Executive officers of the Company generally are appointed at the Board's first meeting after each annual meeting of stockholders.

     The Board of Directors reviews and recommends the compensation arrangements for management of the Company.

     Upon consummation of the Offering, the Company will appoint to the Board of Directors two directors who are not employees of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Audit Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the Company's internal accounting controls and audit procedures and reviews the non-audit services to be performed by the independent accountants. A majority of the directors on the Audit Committee will be non-employee directors.

DIRECTOR COMPENSATION

     Directors of the Company who are also officers or employees of the Company do not receive any additional compensation for serving on the Board of Directors or any of its committees. Non-employee directors will receive an annual fee of $10,000 for service on the Board of Directors. In addition, non-employee directors will be paid $1,000 for each Board of Directors meeting attended in person, $750 for each Board of Directors meeting attended by telephone conference and $750 for each meeting of a committee of the Board of Directors attended (whether in person or by telephone conference). Directors are reimbursed for their reasonable out-of-pocket expenses in attending meetings.

     Following consummation of the Offering, each non-employee director will receive an option to purchase 3,000 shares of Common Stock upon such director's initial election or appointment to the Board of Directors. Annually thereafter, each non-employee director will receive an option to purchase 1,000 shares of Common Stock on the anniversary of the initial grant. See "1998 Stock Incentive Plan."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid to each of the Company's executive officers during the fiscal year ended December 31, 1997 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL
                                            ------
                                       COMPENSATION (1)          ALL OTHER
                                       ----------------
NAME AND PRINCIPAL POSITIONS               SALARY ($)       COMPENSATION ($) (2)
----------------------------               ----------       --------------------
Robert G. Matheny
 President............................    227,881                  13,575

Anthony J. Cavanna
 Chief Financial Officer..............    212,689                  13,575

Andrew U. Ferrari
 Vice President of Sales and
 Marketing............................    197,497                  13,575

Roger A. Wittenberg
 Vice President of Technical
 Operations...........................    197,497                  13,575


_________________
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for each Named Executive Officer in 1997.

(2) The amount shown in the "All Other Compensation" column for each Named Executive Officer consists of $2,375 and $4,800 in matching contributions and employer discretionary contributions, respectively, to the Company's 401(k) Plan (as defined below), a defined contribution plan, and $6,400 in employer contributions to the Company's Money Purchase Pension Plan (as defined below), a defined contribution plan.

1998 STOCK INCENTIVE PLAN

     The Company's 1998 Stock Incentive Plan provides for the grant of options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company and any future subsidiaries, as well as for the grant of non-qualifying options, restricted Common Stock, restricted units of Common Stock and stock appreciation rights (collectively, "Awards") to employees, non-employee directors and other individuals whose participation in the 1998 Stock Incentive Plan is determined to be in the Company's best interests. The 1998 Stock Incentive Plan authorizes issuance of the number of shares of Common Stock equal to 10% of the shares outstanding immediately following completion of the Offering (subject to adjustment in the event of a stock split, stock dividend, merger, reorganization or similar transaction). The maximum number of shares of Common Stock subject to Awards that can be granted to any individual under the 1998 Stock Incentive Plan in a calendar year is 400,000. The 1998 Stock Incentive Plan is administered by the Board of Directors, or a duly authorized committee thereof, which has the authority, subject to the provisions of the 1998 Stock Incentive Plan, to determine the terms of any Awards. As of the date of this Prospectus, no Awards have been made under the 1998 Stock Incentive Plan, which will be effective upon consummation of the Offering.

     The exercise price per share of Common Stock for each option will generally be 100% of the fair market value of the shares of Common Stock on the option grant date. Options will be exercisable only to the extent they are vested on the date of exercise, and no option will be exercisable more than ten years from the option grant date. Options generally will vest in annual increments based upon a specified vesting schedule, although vesting may be accelerated upon a change in control of the Company (as defined in the 1998 Stock Incentive Plan) or otherwise in the discretion of the Board of Directors. Options will terminate after the expiration of specified periods following the termination of the option holder's employment or service as a director, whether by reason of death, disability, retirement or otherwise.

     The option exercise price for incentive stock options granted under the 1998 Stock Incentive Plan may not be less than 100% of the fair market value of the Common Stock on the option grant date (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Common Stock). The maximum option term is ten years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Common Stock). Options may be exercised at any time after grant, except as otherwise provided in the applicable option agreement. There is a $100,000 limit on the value of Common Stock (determined at the time of grant) covered by incentive stock options that become exercisable by an optionee in any year.

     Restricted shares of Common Stock are awards of shares of Common Stock upon which are imposed restricted periods and restrictions which subject the shares to a substantial risk of forfeiture as defined in Section 83 of the Code. Restricted Common Stock units are awards which represent a conditional right to receive shares of Common Stock in the future and which are subject to the same types of restrictions and risk of forfeiture as restricted shares of Common Stock. Restricted shares of Common Stock and restricted Common Stock units will be subject to such restrictions as the Board of Directors may impose, including, without limitation, continuous employment with the Company or any of its future subsidiaries or the attainment of specific corporate or individual performance standards or goals. The restrictions and the restricted period may differ with respect to each recipient of an Award. An Award of restricted shares of Common Stock or restricted Common Stock units will be subject to forfeiture if certain events specified by the Board of Directors occur prior to the lapse of the restrictions. Subject to the provisions of the 1998 Stock Incentive Plan, the Board of Directors will determine the terms and conditions of the agreement evidencing each Award of restricted shares of Common Stock and restricted Common Stock units.

     A stock appreciation right ("SAR") is a right to receive, in the form of Common Stock, cash or a combination of Common Stock and cash, the spread or difference between the fair market value of the Common Stock subject to an option and the option exercise price. SARs may be granted in conjunction with all or a portion of any option granted under the 1998 Stock Incentive Plan, either at the time of the grant of such option or at any subsequent time prior to the expiration of such option. SARs will be exercisable only at such time and to the extent that the option to which they relate (the "related option") is exercisable. Exercisability of SARs also may be subject to satisfaction of performance goals or future service requirements. SARs and the related option may be exercised concurrently only when the related option is a non-qualified stock option. A SAR may be exercised without exercise of the related option, but the related option will be canceled for all purposes under the 1998 Stock Incentive Plan to the extent of the SAR exercise. A related option may be exercised without exercise of the SAR, but the SAR will be canceled for all purposes under the 1998 Stock Incentive Plan to the extent of the related option exercise. SARs issued in connection with incentive stock options are required to meet additional conditions.

     The Board of Directors may authorize amendment of the 1998 Stock Incentive Plan without stockholder approval except in circumstances prescribed by applicable law or regulation. The 1998 Stock Incentive Plan does not have a termination date, but no incentive stock options may be granted after the tenth anniversary of the effective date of the plan.

EMPLOYEE STOCK PURCHASE PLAN

     The 1998 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), which will be implemented upon consummation of the Offering, is intended to qualify under Section 423 of the Code. The Company has reserved an aggregate of __________ shares of Common Stock for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan will permit full-time employees of the Company and any future subsidiaries who have satisfied minimum service requirements to purchase Common Stock through payroll deductions, provided that no employee may purchase more than $25,000 worth of Common Stock in any calendar year. The purchase price of the Common Stock under the Employee Stock Purchase Plan will be no less than 85% of the market value of the Common Stock, as calculated in accordance with the Employee Stock Purchase Plan.

EMPLOYEE BENEFIT PLANS

     The Company sponsors a tax-qualified defined contribution employee profit sharing and 401(k) plan (the "401(k) Plan"). The 401(k) Plan consists of employee pre-tax contributions, Company matching contributions and Company discretionary contributions, and contains provisions which are intended to satisfy the tax qualification requirement of Section 401(a) of the Code. Each employee may elect to defer up to 15% of such employee's compensation, subject to a maximum of $10,000 in 1998. The Company makes matching contributions equal to a specified percentage of each employee's contribution and may also make discretionary contributions for any plan year. Employee, matching and discretionary contributions and earnings are fully vested and nonforfeitable at all times and are invested according to the direction of the employee.

     The Company also sponsors a tax-qualified defined contribution employee money purchase pension plan (the "Money Purchase Plan"). The Money Purchase Plan contains provisions which are intended to satisfy the tax qualification requirement of Section 401(a) of the Code. The Company makes an annual contribution equal to 4% of employee compensation. Plan contributions and earnings are fully vested and nonforfeitable after five full years of service and are invested according to the direction of the employee.

ANNUAL BONUS PLAN

     Following consummation of the Offering, the Company intends to establish an annual bonus plan. All full-time employees, including executive officers, will be eligible to receive a bonus for exceptional individual or team performance. Management will reserve the right not to award bonuses in any year.

                             CERTAIN TRANSACTIONS

REORGANIZATION

     Trex Company, Inc. is currently a wholly owned subsidiary of Trex Company, LLC, a Delaware limited liability company. Immediately prior to the consummation of the Offering, Trex Company, LLC will merge with Trex Company, Inc., which will be the surviving entity in the merger. Pursuant to the merger, Trex Company, Inc. will succeed to the business and assets of Trex Company, LLC. In connection with the merger, the Certificate of Incorporation and Bylaws will be restated in their entirety. See "Description of Capital Stock" for a description of the Certificate of Incorporation and Bylaws that will be in effect at the time of the consummation of the Offering.

     As a result of the merger, the membership interests in Trex Company, LLC will be converted into and become shares of Common Stock of Trex Company, Inc. as follows: (i) the interests of the Management Holders (as defined below) will be converted into a total of _________ shares of Common Stock; and (ii) the interests of the Institutional Investors will be converted into a total of __________ shares of Common Stock. The Company will receive no additional consideration in connection with the conversion of membership interests into shares of Common Stock pursuant to the merger.

     In connection with the merger, Trex Company, LLC will make the LLC Distribution of approximately $6.9 million to the Management Holders and the Institutional Investors. Of the LLC Distribution, approximately $4.5 million represents the amount of the previously recognized and undistributed income of Trex Company, LLC through the expected payment date on which the members have paid, or will pay, income tax and approximately $2.4 million represents a return of capital. The estimated $4.5 million amount and the total amount of the LLC Distribution are subject to adjustment based on the actual income of Trex Company, LLC from July 1, 1998 through the date of the LLC Distribution.

     Trex Company, Inc. was organized in September 1998 under the laws of the State of Delaware for the purpose of succeeding to the business and assets of Trex Company, LLC. Trex Company, Inc. has not conducted, and prior to the merger described above will not conduct, any business other than in connection with the Offering and the other transactions described herein.

ACQUISITION TRANSACTIONS

     Acquisition. In the Acquisition, the Company purchased the assets of Mobil's Composite Products Division in a management-led buyout for a cash purchase price of approximately $29.5 million. The Acquisition and the Company's initial operations were financed by a combination of the following: (i) proceeds of $29.3 million from the sale by the Company of $24.3 million principal amount of Senior Notes, $5.0 million principal amount of Subordinated Notes and a total of 1,000 Class B Units to Connecticut General Life Insurance Company, Connecticut General Life Insurance Company on behalf of one or more separate accounts and Life Insurance Company of North America; (ii) proceeds of $3.0 million from the sale by the Company of 1,000 Preferred Units (the "Preferred Units") to Mobil; and (iii) proceeds of $2.0 million from the sale by the Company of 750 Class A Units to each of Robert G. Matheny, Anthony J. Cavanna, Andrew U. Ferrari and Roger A. Wittenberg (collectively, the "Management Holders").

     On June 25, 1997, the Company prepaid $3.0 million principal amount of Senior Notes.

     In January 1998, Connecticut General Life Insurance Company transferred 333 Class B Units to Lincoln National Life Insurance Company in connection with the sale of certain assets.

     As a result of the indebtedness incurred to finance the Acquisition, the Company has been highly leveraged. The terms of the Company's financing agreements have required substantial debt service payments. Such financing agreements also have required the Company to comply with various restrictive covenants, financial ratios and other financial and operating tests.

     Acquisition-Related Agreements. The Company and its members entered into certain agreements in connection with the Acquisition relating to the members' interests in the Company or any successor entity.

     Pursuant to the Members' Agreement dated as of August 29, 1996 among the Company, the Management Holders and the Institutional Investors, the Company has granted certain "demand" and "piggyback" registration rights with respect to Common Stock issuable to the Institutional Investors upon consummation of the Reorganization. The Institutional Investors are entitled to require the Company to register the sale of their shares under the Securities Act on up to two occasions. In addition, if the Company proposes to register the Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8), whether or not for its own account, the Institutional Investors are entitled to require the Company, subject to certain conditions, to include all or a portion of their shares in such registration. The foregoing registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. The Company is required to bear the expenses of all such registrations except for underwriting discounts and commissions.

     Pursuant to the Limited Liability Company Agreement dated As of August 29, 1996 among the Management Holders, the Institutional Investors and Mobil, the Institutional Investors were granted the right to approve certain actions by the Company outside the ordinary course of its business, including the sale of all or a substantial part of the Company's assets and the incurrence or payment of specified types of indebtedness. This agreement will be terminated upon consummation of the Reorganization.

     Pursuant to the Class A Members' Agreement dated as of August 29, 1996, the Management Holders agreed to certain restrictions on the sale, transfer or other disposition of their membership interests in the Company. This agreement will be terminated upon consummation of the Reorganization.

     In connection with the Acquisition, each Management Holder entered into an employment agreement with the Company. The employment agreements will be terminated upon consummation of the Reorganization.

OTHER TRANSACTIONS

     The Company paid the Institutional Investors interest on the Senior Notes and Subordinated Notes of $1.0 million for 1996, $3.0 million for 1997 and $1.4 million for the six months ended June 30, 1998.

     The Company paid Mobil dividends on the Preferred Units of $0.1 million for 1996, $0.4 million for 1997 and $0.2 million for the six months ended June 30, 1998.

     The Company will use a portion of the net proceeds of the Offering to repay the Senior Notes and the Subordinated Notes and to redeem Mobil's preferred equity interest in the Company issued in connection with the Acquisition. See "Use of Proceeds."

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of September 1, 1998, on a pro forma basis after giving effect to the Reorganization, with respect to the beneficial ownership of Common Stock by: (i) each person or entity known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer; and (iv) all directors and executive officers of the Company as a group. The address for the directors and executive officers of the Company is Trex Company, Inc., 20 South Cameron Street, Winchester, Virginia 22601.


                                                         PERCENT OF CLASS
                                                        ------------------
                                             NUMBER OF  PRIOR TO   AFTER
NAME OF BENEFICIAL OWNER (1)                  SHARES    OFFERING  OFFERING
----------------------------                 ---------  --------  --------
Anthony  J. Cavanna.........................
Andrew U. Ferrari...........................
Robert G. Matheny...........................
Roger A. Wittenberg.........................
All directors and executive officers
  as a group (4 persons)....................

__________
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, for purposes of this table, a person is deemed to be the beneficial owner of any shares of Common Stock if such person has or shares voting power or investment power with respect to such security, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Certificate of Incorporation and Bylaws, which will become effective upon consummation of the Reorganization, and to the provisions of the applicable law. The Certificate of Incorporation and the Bylaws are included as exhibits to the Registration Statement of which this Prospectus forms a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Upon consummation of the Reorganization, the Company will have authority to issue ____________ shares of capital stock, consisting of __________ shares of Common Stock, par value $.01 per share, and __________ shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of June 30, 1998, after giving effect to the Reorganization and the Offering, and the application of the net proceeds therefrom, _________ shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to share ratably in the assets available for distribution after payments to the creditors and to the holders of any Preferred Stock that may be outstanding at such time. Holders of Common Stock have no preemptive rights, cumulative voting rights or rights to convert shares of Common Stock into any other securities, and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock of the Company are, and the Shares issued in the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized without further stockholder action to provide for the issuance from time to time of up to _________ shares of Preferred Stock in one or more series with such powers, designations, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions as will be set forth in the resolutions providing for the issuance of such series adopted by the Board of Directors. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation) and will not be subject to future assessments by the Company. Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing the Company with financial flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. The Company presently has no intention to issue any Preferred Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Certificate of Incorporation and the Bylaws contain certain provisions that could make it more difficult to consummate an acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

     Classified Board of Directors. The Certificate of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of directors, with the classes to as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of the Board of Directors will make it more difficult for stockholders to change the composition of the Board of Directors. The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the Bylaws. The Bylaws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors. In addition, the Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     No Stockholder Action by Written Consent. The Certificate of Incorporation provides that, subject to the rights of any holders of Preferred Stock to act by written consent in lieu of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

     Stockholder Advance Notice Procedure. The Certificate of Incorporation establishes an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").
The Stockholder Notice Procedure provides that only persons that are nominated by a majority of the Board of Directors, or a duly authorized committee thereof, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Any such notice is required to set forth, among other things, specified information about the stockholder and each proposed director nominee, a description of all arrangements or understandings between the stockholder and each proposed nominee and any other persons, such other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules and regulations of the Securities and Exchange Commission, and the written consent of each proposed nominee to serve as a director of the Company if elected. The Stockholder Notice Procedure also provides that only such business may be conducted at an annual meeting as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company. Any such notice is required to set forth, among other things, a brief description of the business desired to be brought before the meeting, any material interest of the stockholder in such business, and specified information about such stockholder and such stockholder's ownership of capital stock of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines "business combination" to include the following: (i) any merger or consolidation of the corporation with the interested stockholder;
(ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

DIRECTOR LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholder derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in situations described in clauses (i) to (iv) above. The provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of director's duty of care. This provision is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing and maintaining the services of qualified individuals who are not employees of the Company.

     The Bylaws provide that the Company will, to the full extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify, and advance expenses to, each of its currently acting and former directors, officers, employees and agents.

LISTING

     The Company will apply for the Common Stock to be quoted on the Nasdaq National Market under the symbol "TREX."

TRANSFER AGENT AND REGISTRAR

     The Company will designate a transfer agent and registrar for the Common Stock prior to the consummation of the Offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, after giving effect to the Reorganization, there will be __________ shares of Common Stock outstanding. The __________ Shares offered hereby will be freely tradable without restriction under the Securities Act by persons other than "affiliates" of the Company as defined in Rule 144 under the Securities Act. The remaining shares of Common Stock will be deemed "restricted securities" within the meaning of Rule 144 and, as such, will not be eligible for future sale to the public unless they are sold in transactions under the Securities Act or pursuant to an exemption from registration, including the exemption afforded by Rule 144.

     The Company and all current stockholders of the Company have entered into "lock-up" agreements with the Underwriters pursuant to which they have agreed that they will not, for a period of 180 days after the closing of the Offering, subject to certain limited exceptions, offer, sell, contract to sell, issue or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, or which are convertible into or exchangeable or exercisable for Common Stock or securities substantially similar to the Common Stock without the prior written consent of Schroder & Co. Inc. Such consent may be granted in whole or in part without a public announcement. Such agreements have been expressly agreed to preclude such parties from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of securities during the applicable period, even if such securities would be disposed of by someone other than such party. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any such securities or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from such securities. Upon expiration of the lock-up period, __________ shares of Common Stock will be eligible for sale under Rule 144.

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated), including an affiliate of the Company, who has beneficially owned "restricted securities" for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately __________ shares of Common Stock immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain other requirements regarding the manner of sale, notice and availability of current public information about the Company. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and has not been an affiliate at any time during the 90 days prior to the sale would be entitled to sell shares of Common Stock immediately without compliance with the requirements under Rule 144, other than the requirements as to the availability of current public information about the Company. All current stockholders of the Company may be deemed to be affiliates of the Company for purposes of Rule 144. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

     The Company has granted "demand" and "piggyback" registration rights with respect to the Common Stock held by the Institutional Investors. Following consummation of the Offering, _______ shares of Common Stock, or ___% of total number of outstanding shares of Common Stock, will be entitled to the benefits of such registration rights. See "Certain Transactions--Acquisition Transactions."

     Prior to the Offering, there has been no public market for the Common Stock. Future sales of a substantial number of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and could make it more difficult for the Company to raise funds through a public offering of its equity securities.

                                 UNDERWRITING

     Under the terms and subject to the conditions set forth in an underwriting agreement, dated _________, 1998 (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (collectively, the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below for aggregate gross proceeds to the Company of $________, payable in cash against delivery of a certificate or certificates representing each share of Common Stock:


                                      NUMBER OF SHARES
UNDERWRITER                           OF COMMON STOCK
-----------                           ----------------
Schroder & Co. Inc...................
J.C. Bradford & Co...................   ___________

Total                                   ___________

     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the Shares is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such Shares if any are purchased. Schroder & Co. Inc. and J.C. Bradford & Co., as representatives of the Underwriters (the "Representatives"), have informed the Company that no sales of Shares will be confirmed to discretionary accounts.

     The closing of the purchase and sale of the Shares is intended to occur on or about ________, 1998, or such other dates as may be agreed upon by the Company and the Representatives.

     The Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at a price that represents a concession not in excess of $_____ per Share under the initial public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $______ per Share on sales to certain brokers and dealers. After the Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted to the Underwriters the Over-Allotment Option, exercisable for 30 days from the closing of the Offering, to purchase up to an aggregate of ____________ additional shares of Common Stock on the same terms and conditions as apply to purchases of the Shares. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set out next to each such Underwriter's name in the table above bears to the total number of shares of Common Stock offered by the Underwriters hereunder. If the Over-allotment Option is exercised in full, the total price to public of the Shares will be $_________, the total underwriting discount will be $________ and the total net proceeds to the Company will be $__________, after deducting the Underwriters' discounts and commissions but before estimated Offering expenses.

     The obligations of the Underwriters under the Underwriting Agreement may be terminated at the discretion of the respective Underwriters upon the occurrence of certain events.

     The Company and all current stockholders of the Company have entered into "lock-up" agreements with the Underwriters pursuant to which they have agreed that they will not, for a period of 180 days after the closing of the Offering, subject to certain limited exceptions, offer, sell, contract to sell, issue or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, or which are convertible into or exchangeable or exercisable for Common Stock or securities substantially similar to the Common Stock without the prior written consent of Schroder & Co. Inc. Such consent may be granted in whole or in part without a public announcement. Such agreements have been expressly agreed to preclude such parties from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of such securities during the applicable period, even if such securities would be disposed of by someone other than such party. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any such securities or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from such securities.

     At the request of the Company, up to _______ Shares have been reserved for sale in the Offering to certain individuals, including directors and employees of the Company, members of their families or friends, and other persons having business relationships with the Company. The price of such Shares to such persons will be the initial public offering price set forth on the cover page of this Prospectus. The number of Shares available for sale to the general public will be reduced to the extent these persons purchase such reserved Shares. Any reserved Shares not purchased will be offered by the Underwriters to the general public on the same basis as the other Shares offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities that it may incur in connection with the sale of the Shares, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Shares will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Shares, in addition to prevailing market conditions, are the Company's historical performance, the Underwriters' estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Company will apply to have the Common Stock quoted on the Nasdaq National Market under the symbol "TREX."

     In connection with the Offering, the Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Shares. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Shares for the purpose of stabilizing their market price. The Underwriters also may create a short position for their accounts by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from a dealer participating in the Offering, for the account of the Underwriters, the selling concession with respect to Shares that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if such transactions are undertaken, they may be discontinued at any time.

     The Company has agreed to pay to TriCapital Corporation, a member of the National Association of Securities Dealers, Inc. ("TriCapital"), in exchange for certain financial advisory services in connection with the Offering, a fee of $250,000 upon consummation of the Offering as well as a cash bonus equal to a percentage of the amount by which the valuation of the Company for purposes of the Offering exceeds $150 million. To the date of this Prospectus, the Company has paid TriCapital an aggregate of $___________, which will be offset against the amounts payable by the Company upon consummation of the Offering. The Company also has agreed to reimburse TriCapital for all its out-of-pocket expenses incurred in connection with its performance of such services.


                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain matters in connection with the Offering will be passed upon for the Underwriters by McDermott, Will & Emery, New York, New York.


                                    EXPERTS

     The balance sheet of Trex Company, Inc. as of September 10, 1998 has been audited by Ernst & Young LLP, independent public accountants, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of TREX Company, LLC as of December 31, 1996 and 1997 and June 30, 1998 and for the period from August 29, 1996 (inception) to December 31, 1996, the year ended December 31, 1997 and the six-month period ended June 30, 1998 have been audited by Ernst & Young LLP, independent public accountants, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the Composite Products Division of Mobil Oil Corporation (the Predecessor) for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 have been audited by Ernst & Young LLP, independent public accountants, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each statement made in this Prospectus relating to such document being qualified in all respects by such reference. For further information with respect to the Company and the Shares being offered hereby, reference is hereby made to such Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained form the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates and, in certain cases, by accessing the Commission's World Wide Web site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                      Page
                                                                      ----
TREX COMPANY, INC.

Report of Independent Auditors.....................................    F-3

Balance Sheet as of September 10, 1998.............................    F-4

Notes to Balance Sheet.............................................    F-5


TREX COMPANY, LLC

Report of Independent Auditors.....................................    F-6

Balance Sheets as of June 30, 1997 (unaudited) and 1998............    F-7

Statements of Income for the six months ended
June 30, 1997 (unaudited) and 1998.................................    F-8

Statement of Members' Equity for the six months
ended June 30, 1997 (unaudited) and 1998...........................    F-9

Statements of Cash Flows for the six months ended
June 30, 1997 (unaudited) and 1998.................................    F-10

Notes to Financial Statements......................................    F-11


Report of Independent Auditors.....................................    F-20

Balance Sheets as of December 31, 1996 and 1997....................    F-21

Statements of Operations for the period from July 1, 1996
(inception) to December 31, 1996 and for the year ended
December 31, 1997..................................................    F-22

Statement of Members' Equity for the period from July 1, 1996
(inception) to December 31, 1997...................................    F-23

Statements of Cash Flows for the period from July 1, 1996
(inception) to December 31, 1996 and for the year ended
December 31, 1997..................................................    F-24

Notes to Financial Statements......................................    F-25

MOBIL COMPOSITE PRODUCTS DIVISION OF MOBIL OIL CORPORATION
(THE PREDECESSOR)

Report of Independent Auditors......................................   F-33

Statements of Divisional Operations and Divisional Operating
Equity Deficit for the year ended December 31, 1995 and the
period from January 1, 1996 to August 28, 1996......................   F-34

Statements of Cash Flows for the year ended December 31, 1995
and the period from January 1, 1996 to August 28, 1996..............   F-35

Notes to Financial Statements.......................................   F-36

                        Report of Independent Auditors


Board of Directors
Trex Company, Inc.


We have audited the accompanying balance sheet of Trex Company, Inc. ("the Company") as of September 10, 1998. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Trex Company, Inc. at September 10, 1998 in conformity with generally accepted accounting principles.

Vienna, Virginia,
September 10, 1998                                         /s/ Ernst & Young LLP

                              Trex Company, Inc.

                                 Balance Sheet

                              September 10, 1998


ASSETS
 Cash                                                         $            1,000
                                                              ------------------
Total assets                                                  $            1,000
                                                              ==================


STOCKHOLDERS' EQUITY
Stockholders' equity:
 Common stock, $.01 par value, 1000 shares authorized, 100
  shares issued and outstanding                               $                1
 Additional capital                                                          999
 Retained earinings                                                            -
                                                              ------------------
Total stockholders' equity                                    $            1,000
                                                              ==================



See accompanying notes to balance sheet

                               Trex Company, Inc

                            Notes to Balance Sheet

                              September 10, 1998


1.  BUSINESS AND ORGANIZATION

Trex Company, Inc. (the "Company"), a Delaware corporation, was incorporated on September 4, 1998, for the purpose of merging with Trex Company LLC, in conjunction with a proposed initial public offering ("IPO") of its securities to be undertaken by the Company. The Company is a wholly owned subsidiary of Trex Company, LLC.

Immediately prior to the Company's proposed IPO, the Company will merge with Trex Company, LLC (the "Reorganization"). Subsequent to the merger, Trex Company, Inc. will be the surviving company. In conjunction with the Reorganization, Trex Company, LLC will (1) pay a cash distribution to its members representing undistributed Trex Company, LLC taxable earnings and a return of capital and (2) recognize a deferred income tax liability resulting from the conversion of Trex Company, LLC to a C corporation.

The net proceeds from the proposed IPO are planned to be used primarily to reduce outstanding indebtedness, fund a portion of the cash distribution to its members, redeem all outstanding preferred equity and provide funds for expansion of operations, working capital needs, brand development and other general corporate purposes.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

INCOME TAXES

Income taxes are accounted for using the liability method required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

FAIR VALUE OF FINANCIAL STATEMENTS

The Company considers the recorded value of its financial assets consisting of cash and cash equivalents to approximate the fair value of the respective assets at September 10, 1998.

                        Report of Independent Auditors


Board of Managers
Trex Company, LLC


We have audited the accompanying balance sheet of Trex Company, LLC ("the Company") as of June 30, 1998, and the related statements of income, members' equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the six months ended June 30, 1997 are unaudited.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trex Company, LLC at June 30, 1998, and the results of its operations and its cash flows for the six months then ended in conformity with generally accepted accounting principles.

Vienna, Virginia,
August 31, 1998(except Notes 11 and 12, as to
   which the date is ______)
--------------------------------------------------------------------------------

The foregoing report is in the form that will be signed upon the completion of the restatement of the capital accounts for the recapitalization as described in
Note 12 to the financial statements.


                                            /s/ Ernst & Young LLP

                               Trex Company, LLC

                                Balance Sheets

                                                                           June 30,
ASSETS                                                              1997                  1998
                                                            -----------------     -----------------
                                                                (Unaudited)
Current Assets:
 Cash and cash equivalents                                        $ 2,284,000           $11,809,000
 Trade accounts receivable                                          1,972,000             1,708,000
 Inventories                                                        2,834,000             1,069,000
 Prepaid expenses and other assets                                     80,000               118,000
                                                            _________________     _________________
Total current assets                                                7,170,000            14,704,000
                                                            -----------------     -----------------

Property, plant and equipment:
 Property, plant and equipment, at cost                            19,982,000            26,181,000
 Accumulated depreciation and amortization                         (1,719,000)           (3,391,000)
                                                            _________________     _________________
Net property, plant and equipment                                  18,263,000            22,790,000
                                                            -----------------     -----------------

Intangible assets, net of amortization of $695,000 and
 $1,529,000, respectively                                          10,549,000             9,715,000

Deferred financing charges                                            308,000               258,000
                                                            _________________     _________________
Total Assets                                                      $36,290,000           $47,467,000
                                                            =================     =================

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
 Trade accounts payable                                           $ 1,715,000           $ 1,402,000
 Accrued expenses                                                     612,000             1,046,000
 Other current liabilities                                          1,192,000             1,188,000
 Current portion of long-term debt                                                          142,000
                                                            _________________      ----------------
Total current liabilities                                           3,519,000             3,778,000
                                                            -----------------     -----------------

Long term debt                                                     26,250,000            29,888,000
                                                            _________________     -----------------
Total liabilities                                                  29,769,000            33,666,000
                                                            -----------------     -----------------

Members' equity:
 Preferred units, 1,000 units authorized, issued and
  outstanding                                                       3,000,000             3,000,000

 Junior units, 4,000 units authorized, issued and                   2,350,000             2,350,000
  outstanding
 Undistributed income                                               1,171,000             8,451,000
                                                            _________________      ________________
Total members' equity                                               6,521,000            13,801,000
                                                            _________________      ----------------


Total Liabilities and Members' Equity                             $36,290,000           $47,467,000
                                                            =================     =================

See accompanying notes to financial statements.

                               Trex Company, LLC

                              Statements of Income

                                                                 Six months ended June 30,
                                                               1997                     1998
                                                      --------------------     --------------------
                                                            (Unaudited)
Net sales                                                      $19,446,000              $29,327,000
Cost of sales                                                    9,513,000               13,285,000
                                                      --------------------     --------------------

Gross profit                                                     9,933,000               16,042,000
Selling, general, and administrative expenses                    5,074,000                6,672,000
                                                      --------------------     --------------------

Income from operations                                           4,859,000                9,370,000
Interest expense, net                                            1,471,000                1,257,000
                                                      --------------------     --------------------
Net income                                                     $ 3,388,000              $ 8,113,000
                                                      ====================     ====================

Pro Forma Data (Unaudited See Note 11):
  Historical net income                                                                 $8,113,000
  Pro forma income taxes                                                                 3,245,000
                                                                               ___________________
  Pro forma net income                                                                  $4,868,000
                                                                               ===================
  Pro forma income per share, basic
                                                                               ===================
  Pro forma weighted average shares outstanding
                                                                               ___________________

See accompanying notes to financial statements.

                               Trex Company, LLC

                         Statements of Members' Equity

              Six months ended June 30, 1997 (Unaudited) and 1998

                                                                                         UNDISTRIBUTED
                                    PREFERRED UNITS               JUNIOR UNITS               INCOME                    TOTAL
                                ------------------------      --------------------    ----------------------     --------------
Balance, January 1, 1997              $3,000,000                $2,350,000                $(1,400,000)               $ 3,950,000

Net income                                     -                         -                   3,388,000                 3,388,000

Distributions declared                         -                         -                   (203,000)                 (203,000)

Tax distributions                              -                         -                   (614,000)                 (614,000)
                                    _______________________________________________________________________________________________
Balance, June 30, 1997                $3,000,000                $2,350,000                 $1,171,000               $ 6,521,000
                                    ===============================================================================================

Balance, January 1, 1998              $3,000,000                $2,350,000                $ 2,184,000               $ 7,534,000

Net income                                     -                         -                  8,113,000                 8,113,000

Distributions declared                         -                         -                   (203,000)                 (203,000)

Tax distributions                              _                         -                 (1,643,000)               (1,643,000)

                                    _______________________________________________________________________________________________
Balance, June 30, 1998                $3,000,000                $2,350,000                $ 8,451,000               $13,801,000
                                    ===============================================================================================

See accompanying notes to financial statements.

                               Trex Company, LLC

                            Statements of Cash Flows

                                                                                            Six months ended June 30,
                                                                                           1997                     1998
                                                                                   --------------------      -------------------
                                                                                        (Unaudited)
OPERATING ACTIVITIES
Net income                                                                               $ 3,388,000              $ 8,113,000
Adjustments to reconcile net income to net cash
 provided by operating activities
 Depreciation and amortization                                                             1,562,000                1,447,000
 Amortization of deferred financing charges                                                   25,000                   25,000
 Changes in operating assets and liabilities
  Trade accounts receivable                                                               (1,446,000)                (697,000)
  Inventories                                                                                 72,000                3,406,000
  Prepaid expenses and other assets                                                           79,000                   (3,000)
  Trade accounts payable                                                                     172,000                  (79,000)
  Accrued expenses                                                                            10,000                  247,000
         Other liabilities                                                                   (24,000)                  23,000
                                                                                     ---------------          ---------------
Net cash provided by operating activities                                                  3,838,000               12,482,000
                                                                                     ---------------          ---------------

INVESTING ACTIVITIES
Expenditures for property, plant and equipment                                            (1,478,000)              (4,607,000)
                                                                                     ---------------          ---------------
Net cash used in investing activities                                                     (1,478,000)              (4,607,000)
                                                                                     ---------------          ---------------

FINANCING ACTIVITIES
Borrowings under long-term debt                                                                    -                3,780,000
Repayment of long-term debt                                                               (3,000,000)                       _
Preferred distributions paid                                                                (203,000)                (203,000)
Tax distributions                                                                           (614,000               (1,643,000)
                                                                                     ---------------          ---------------
Net cash (used in) provided by financing activities                                       (3,817,000)               1,934,000
                                                                                     ---------------          ---------------


Net (decrease) increase in cash and cash equivalents                                      (1,457,000)               9,809,000
Cash and cash equivalents at beginning of year                                             3,741,000                2,000,000
                                                                                     ---------------          ---------------
Cash and cash equivalents at end of year                                                 $ 2,284,000              $11,809,000
                                                                                     ===============          ===============

See accompanying notes to financial statements.

                               Trex Company, LLC

                         Notes to Financial Statements

                For the six months ended June 30, 1997 and 1998


1.  BUSINESS AND ORGANIZATION

Trex Company, LLC ("Trex" or the "Company") manufactures and distributes wood polymer (thermo-plastic) composite products primarily for consumer and commercial decking applications. Trex lumber is manufactured primarily from reclaimed plastic (mainly shopping bags and stretch film) and hardwood waste.

ORGANIZATION

Trex is a Limited Liability Company formed under the laws of the State of Delaware on July 1, 1996 (Inception). The Company initiated commercial activity on August 29, 1996.

On August 29, 1996, Trex acquired substantially all of the assets and assumed certain of the liabilities of Mobil Corporation's Composite Products Division
(CPD). The Company acquired these net assets for cash of approximately $29 million. The acquisition was accounted for using the purchase accounting method.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INTERIM FINANCIAL INFORMATION

The financial statements as of June 30, 1997 and for the six months ended June 30, 1997 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring items, necessary to present fairly the periods indicated.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

                               Trex Company, LLC

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories are stated at the lower of cost (last-in, first-out) or market value. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO projections must be based on management's estimates of anticipated year-end inventory levels, which are seasonal in nature. Management has evaluated the inventory and determined that no material LIFO inventory adjustments are necessary as of June 30, 1998.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight line method over the following estimated useful lives:

Machinery and equipment                              11 years
Furniture and equipment                              10 years
Forklifts and tractors                                5 years
Data processing equipment                             5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the asset.

INTANGIBLE ASSETS

Intangible assets consist of goodwill representing the excess of cost over net assets acquired and organizational costs resulting from the purchase of CPD. Goodwill and organizational costs are amortized using the straight line method over periods of 15 and 5 years, respectively.

REVENUE RECOGNITION

The Company recognizes revenue at the point of sale, which is at the time of shipment to the customer from the warehouse.

                               Trex Company, LLC

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED FINANCING CHARGES

Deferred financing charges represent the unamortized portion of the discount upon the issuance of the subordinated and senior notes (See Note 5). These are amortized as interest expense over the lives of the related debt.

INCOME TAXES

The Company is a partnership for income tax purposes. Accordingly, no provision for income taxes has been included in these financial statements, as taxable income or loss passes through to, and is reported by, members individually.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. For the six months ended June 30, 1997 and 1998, research and development costs were approximately $478,000 and $321,000, respectively.

ADVERTISING COSTS

Advertising costs are expensed as incurred. For the six months ended June 30, 1997 and 1998, advertising costs were approximately $1,550,000 and $2,051,000, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL STATEMENTS

The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash and cash equivalents, accounts payable and accrued liabilities and long term debt to approximate the fair value of the respective assets and liabilities at June 30, 1997 and 1998.

RECENT PRONOUNCEMENTS

The Company has determined than no recent FASB accounting pronouncements will have a material impact on the Company's financial position and results from operations.

3.  INVENTORIES

Inventories consist of the following as of June 30:

                                                             1997                      1998
                                                     -------------------      --------------------

Raw Materials                                                 $  444,000                $  220,000
Finished Goods                                                 2,390,000                   849,000
                                                     ------------------       --------------------
                                                              $2,834,000                $1,069,000
                                                     ===================      ====================

4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of June 30:

                                                               1997                   1998
                                                      ------------------       -------------------
Building and improvements                                    $ 1,463,000               $ 4,218,000
Machinery and equipment                                       15,963,000                19,130,000
Furniture and equipment                                           34,000                    41,000
Forklifts and tractors                                           130,000                   131,000
Data processing equipment                                         71,000                   197,000
Construction in process                                        2,321,000                 1,965,000
Land                                                                                       499,000
                                                     -------------------      --------------------
                                                              19,982,000                26,181,000
Accumulated depreciation and amortization                     (1,719,000)               (3,391,000)
                                                      __________________       ___________________
                                                             $18,263,000               $22,790,000
                                                     ===================      ====================

Depreciation expense for the six months ended June 30, 1997 and 1998 totaled $1,145,000 and $1,030,000, respectively.

                               Trex Company, LLC

5.  DEBT

The Company maintains an agreement with a bank to provide a $6,000,000 line of credit for working capital purposes, secured by substantially all of the Company's accounts receivable and inventories. The line of credit accrues interest at LIBOR plus 200 basis points and matures on December 10, 1998. There were no amounts outstanding at June 30, 1997 or 1998.

During the six months ended June 30, 1998, the Company borrowed $3,780,000 under a mortgage. The mortgage provides for monthly amortization of principal and interest over a fifteen year term, with all remaining principal due June 16, 2008. The mortgage has a floating rate of LIBOR plus 100 basis points, and the Company entered into an interest rate swap agreement, at the notional amounts of the amortizing principal balance, that effectively fixes the interest rate paid by the Company at 7.12%.

Debt consists of the following as of June 30, 1998:

Senior Notes, due August 30, 2003, 10%                                    $21,250,000
Subordinated Notes, due August 30, 2004, 12%                                5,000,000
Mortgage, due June 16, 2008, 7.12%                                          3,780,000
                                                                     ________________
                                                                           30,030,000
Less current portion                                                          142,000
                                                                     ________________
  Long-term debt                                                          $29,888,000
                                                                     ================

Maturities of debt are as follows:

July 1  December 31, 1998                                                 $    70,000
Years ending December 31,
 1999                                                                       3,998,000
 2000                                                                       4,008,000
 2001                                                                       5,269,000
 2002                                                                       5,284,000
 2003                                                                       7,298,000
Thereafter                                                                  4,103,000
                                                                     ________________
                                                                          $30,030,000
                                                                     ================

                               Trex Company, LLC

5.  DEBT (CONTINUED)


The notes are secured by substantially all of the assets of the Company, with the Senior Notes holding liquidation preferences. The mortgage is secured by the Company's plant facility. The Senior and Subordinate Notes are held by the Company's Class B Members.

The Company made interest payments in the amount of $1,512,000 and $1,362,000 during the six months ended June 30, 1997 and 1998, respectively.

6.  MEMBERS' EQUITY

Trex was initially capitalized by the sale of 3,000 Class A units for $2,000,000 and 1,000 Class B units for $350,000. In conjunction with the acquisition of substantially all of the assets and assumption of certain of the liabilities of CPD, and the Company issued CPD 1,000 Preferred units in exchange for $3,000,000.

Class A members have the right to elect the members of the Company's Board of Managers, which carries on the day-to-day business of the Company. Major decisions of the Company, such as those outside the ordinary course of business, require the approval of both Class A and Class B members. Class B units are convertible pro-rata into Class A units. The Class A and Class B units are collectively known as Junior units.

The Preferred units are non-transferable and have limited voting rights as defined in the Limited Liability Company Agreement. Preferred units are entitled to a preferred annual return, which is cumulative and payable under the terms of the Limited Liability Company Agreement. The Company has the right to redeem the Preferred units upon 30 days prior notice at the original issuance costs plus any accumulated preferred returns at the time of redemption.

Cash distributions to member units shall be distributed upon approval of the Board of Managers and are limited under the terms of the Limited Liability Company Agreement. Members' liabilities are limited to their respective capital contributions.


The Company is party to a unitholders agreement which provided for certain additional rights such as registration, approval of certain transactions and other rights as defined in the agreement.

                               Trex Company, LLC

7.  LEASES

The Company leases office space, the plant building, storage warehouses and certain office and plant equipment under various operating leases. Scheduled payments under these leases are as follows as of June 30, 1998:

July 1  December 31, 1998                                      $   260,000
Year ending December 31,
 1999                                                              273,000
 2000                                                              157,000
 2001                                                              135,000
 2002                                                               50,000
 2003                                                               30,000
Thereafter                                                               -
                                                            --------------
                                                               $   905,000
                                                            ==============

For the six months ended June 30, 1997 and 1998, the Company had rental expenses of approximately $506,000 and $513,000, respectively, which included the rental of the Company's Plant which was purchased during 1998.

8.  401(K) PLAN

The Company has a 401(k) Plan for the benefit of all employees who meet certain eligibility requirements. The plan documents provide for the Company to make defined contributions as well as matching and other discretionary contributions, as determined by the Board of Managers. The Company contributed $61,000 and $91,000 to the plan during the six months ended June 30, 1997 and 1998, respectively.

9.  OTHER INFORMATION


The Company is from time to time party to litigation arising in the ordinary course of its business. The Company believes that such litigation will not have a material impact on the Company's financial position or results from operations.

                               Trex Company, LLC

9.  OTHER INFORMATION (CONTINUED)

The Company entered into a take-or-pay contract to secure an ongoing source of raw materials at competitive, market prices. The contract requires the Company to take or pay for raw materials in the amount of $3,300,000 annually for a period of six years, commencing upon the counterparty's completion of its production facility.


Approximately 66% and 73% of the Company's sales for the six months ended June 30, 1997 and 1998, respectively, were from its five largest customers.

10.  IMPACT OF YEAR 2000 (UNAUDITED)

The Company is engaged in an assessment of its compliance with Year 2000 issues. Based on its assessment to date, management believes no material impact on the Company's operations or financial condition will be necessary to meet Year 2000 compliance.

11.   PRO FORMA DATA


The Pro forma net income taxes and pro forma net income reflect federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the six months ended June 30, 1998. Pro forma weighted average shares outstanding reflect ________ shares outstanding, which assumes that the shares resulting from the recapitalization were outstanding for the six months ended June 30, 1998 (See note 12).

12.   SUBSEQUENT EVENTS


Public Offering

The Company plans to undertake an initial public offering of its securities. Immediately prior to its proposed offering, the Company will merge with Trex Company, Inc., a wholly owned subsidiary of the Company (the "Reorganization"). Subsequent to the merger, Trex Company, Inc. will be the surviving company. In conjunction with the Reorganization, the Company will (1) pay a cash distribution to its members representing undistributed taxable earnings and a return of capital and (2)

                               Trex Company, LLC

12.   SUBSEQUENT EVENTS (CONTINUED)

recognize a deferred income tax liability resulting from the conversion to a C corporation.

The net proceeds from the proposed offering are planned to be used primarily to reduce outstanding indebtedness, fund a portion of the cash distribution to its members, redeem all outstanding preferred equity and provide funds for expansion of operations, working capital needs, brand development and other general corporate purposes.

                         Report of Independent Auditors


Board of Managers
Trex Company, LLC


We have audited the accompanying balance sheets of Trex Company, LLC ("the Company") as of December 31, 1996 and 1997, and the related statements of operations, members' equity, and cash flows for the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trex Company, LLC at December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Vienna, Virginia,
March 6, 1998 (except Notes 10 and 11, as to
   which the date is ______)
--------------------------------------------------------------------------------

The foregoing report is in the form that will be signed upon the completion of the restatement of the capital accounts for the recapitalization as described in
Note 11 to the financial statements.

                                        /s/ Ernst & Young LLP

                               Trex Company, LLC

                                 Balance Sheets

                                                                   December 31,
ASSETS                                                         1996           1997
                                                           ------------   ------------
Current Assets  :
 Cash and cash equivalents                                  $ 3,741,000    $ 2,000,000
 Trade accounts receivable                                      526,000      1,011,000
 Inventories                                                  2,906,000      4,475,000
 Prepaid expenses and other assets                              159,000        115,000
                                                           ------------   ------------
Total current assets                                          7,332,000      7,601,000
                                                           ------------   ------------

Property, plant and equipment:
 Property, plant and equipment, at cost                      18,504,000     21,574,000
 Accumulated depreciation and amortization                     (574,000)    (2,361,000)
                                                           ------------   ------------
Net property, plant and equipment                            17,930,000     19,213,000
                                                           ------------   ------------

Intangible assets, net of amortization of $278,000 and
 $1,112,000, respectively                                    10,966,000     10,132,000

Deferred financing charges                                      333,000        283,000
                                                           ------------   ------------
Total assets                                                $36,561,000    $37,229,000
                                                           ============   ============

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
 Trade accounts payable                                     $ 1,543,000    $ 1,481,000
 Accrued expenses                                               602,000        799,000
 Other current liabilities                                    1,213,000      1,158,000
                                                           ------------   ------------
Total current liabilities                                     3,358,000      3,438,000
                                                           ------------   ------------

Other                                                             3,000          7,000
Long term debt                                               29,250,000     26,250,000
                                                           ------------   ------------
Total liabilities                                            32,611,000     29,695,000
                                                           ------------   ------------

Members' equity:
 Preferred units, 1,000 units authorized, issued and
  outstanding                                                 3,000,000      3,000,000

 Junior units, 4,000 units authorized, issued and             2,350,000      2,350,000
  outstanding
 Members' capital (deficit)                                  (1,400,000)     2,184,000
                                                           ------------   ------------
Total members' equity                                         3,950,000      7,534,000
                                                           ------------   ------------

Total liabilities and members' equity                       $36,561,000    $37,229,000
                                                           ============   ============

See accompanying notes to financial statements.

                               Trex Company, LLC

                            Statements of Operations

                                                    Period from July 1,
                                                    1996 (Inception) to        Year ended
                                                     December 31, 1996      December 31, 1997
                                                    -------------------     -----------------
Net sales                                               $ 5,708,000            $34,137,000
Cost of sales                                             3,481,000             16,774,000
                                                        -----------            -----------

Gross profit                                              2,227,000             17,363,000
Selling, general, and administrative expenses             2,558,000              8,992,000
                                                        -----------            -----------

Income (loss) from operations                              (331,000)             8,371,000
Interest expense, net                                       934,000              2,777,000
                                                        -----------            -----------

Net income (loss)                                       $(1,265,000)           $ 5,594,000
                                                        ===========            ===========

Pro Forma Data (Unaudited See Note 10):
  Historical net income                                                        $ 5,594,000
  Pro forma income taxes                                                         2,238,000
                                                                               -----------
  Pro forma net income                                                         $ 3,356,000
                                                                               ===========

  Pro forma income per share, basic
                                                                               ===========
  Pro forma weighted average shares outstanding
                                                                               -----------

See accompanying notes to financial statements.

                               Trex Company, LLC

                          Statement of Members' Equity

           Period from July 1, 1996 (Inception) to December 31, 1997

                                                                                UNDISTRIBUTED
                                   PREFERRED UNITS         JUNIOR UNITS         INCOME (LOSS)           TOTAL
                                ---------------------   ------------------   -------------------   ---------------
Balance, July 1, 1996
 (Inception)                        $        --             $        --         $        --          $        --

Proceeds from issuance of
 units                                3,000,000               2,350,000                  --            5,350,000

Net loss                                     --                      --          (1,265,000)          (1,265,000)

Distributions declared                       --                      --            (135,000)            (135,000)
                                ----------------------------------------------------------------------------------
Balance, December 31, 1996            3,000,000               2,350,000          (1,400,000)           3,950,000
                                ----------------------------------------------------------------------------------

Net income                                   --                      --           5,594,000            5,594,000

Distributions declared                       --                      --            (405,000)            (405,000)

Tax distributions                            --                      --          (1,605,000)          (1,605,000)
                                ----------------------------------------------------------------------------------
Balance, December 31, 1997          $ 3,000,000             $ 2,350,000         $ 2,184,000          $ 7,534,000
                                ==================================================================================

See accompanying notes to financial statements.

                               Trex Company, LLC

                            Statements of Cash Flows


                                                            Period from July 1,
                                                            1996 (Inception) to          Year ended
                                                             December 31, 1996        December 31, 1997
                                                            -------------------       -----------------
OPERATING ACTIVITIES
Net income (loss)                                              $ (1,265,000)             $ 5,594,000
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities
 Depreciation and amortization                                      857,000                2,642,000
 Amortization of deferred financing charges                          17,000                   50,000
 Loss on disposal of property, plant and equipment                  149,000                  161,000
 Changes in operating assets and liabilities
  Trade accounts receivable                                         646,000                 (485,000)
  Inventories                                                    (2,332,000)              (1,569,000)
  Prepaid expenses and other assets                                (115,000)                  44,000
  Trade accounts payable                                            280,000                  (62,000)
  Accrued expenses                                                  426,000                  197,000
  Other liabilities                                               1,115,000                  (51,000)
                                                            -------------------       -----------------
Net cash provided by (used in) operating activities                (222,000)               6,521,000
                                                            -------------------       -----------------

INVESTING ACTIVITIES
Purchase of net assets                                          (29,191,000)                      --
Expenditures for property, plant and equipment                   (1,062,000)              (3,252,000)
                                                            -------------------       -----------------
Net cash used in investing activities                           (30,253,000)              (3,252,000)
                                                            -------------------       -----------------

FINANCING ACTIVITIES
Borrowings under long-term debt                                  28,900,000                       --
Proceeds from issuance of preferred units                         3,000,000                       --
Proceeds from issuance of common units                            2,350,000                       --
Repayment of long-term debt                                              --               (3,000,000)
Preferred distributions paid                                        (34,000)                (405,000)
Tax distributions                                                        --               (1,605,000)
                                                            -------------------       -----------------
Net cash provided by (used in) financing activities              34,216,000               (5,010,000)
                                                            -------------------       -----------------

Net increase (decrease) in cash and cash equivalents              3,741,000               (1,741,000)
Cash and cash equivalents at beginning of year                           --                3,741,000
                                                            -------------------       -----------------
Cash and cash equivalents at end of year                       $  3,741,000              $ 2,000,000
                                                            ===================       =================

See accompanying notes to financial statements.

                               Trex Company, LLC

                         Notes to Financial Statements

       For the period from July 1, 1996 (Inception) to December 31, 1996 and the year ended December 31, 1997


1.  BUSINESS AND ORGANIZATION

Trex Company, LLC ("Trex" or the "Company") manufactures and distributes wood polymer (thermo-plastic) composite products primarily for consumer and commercial decking applications. Trex lumber is manufactured primarily from reclaimed plastic (mainly shopping bags and stretch film) and hardwood waste.

ORGANIZATION

Trex is a Limited Liability Company formed under the laws of the State of Delaware on July 1, 1996 (Inception). The Company initiated commercial activity on August 29, 1996.

On August 29, 1996, Trex acquired substantially all of the assets and assumed certain of the liabilities of Mobil Oil Corporation's Composite Products Division (CPD). The Company acquired these net assets for cash of approximately $29 million. The acquisition was accounted for using the purchase accounting method.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost (last-in, first-out) or market value.

                               Trex Company, LLC

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight line method over the following estimated useful lives:

Machinery and equipment                              11 years
Furniture and equipment                              10 years
Forklifts and tractors                                5 years
Data processing equipment                             5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the asset.

INTANGIBLE ASSETS

Intangible assets consist of goodwill representing the excess of cost over net assets acquired and organizational costs resulting from the purchase of CPD. Goodwill and organizational costs are amortized using the straight line method over periods of 15 and 5 years, respectively.

REVENUE RECOGNITION

The Company recognizes revenue at the point of sale, which is at the time of shipment to the customer from the warehouse.

DEFERRED FINANCING CHARGES

Deferred financing charges represent the unamortized portion of the discount upon the issuance of the subordinated and senior notes (See Note 5). These are amortized as interest expense over the lives of the related debt.

                               Trex Company, LLC

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a partnership for income tax purposes. Accordingly, no provision for income taxes has been included in these financial statements, as taxable income or loss passes through to, and is reported by, members individually.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. For the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997, research and development costs were approximately $357,000 and $1,076,000, respectively.

ADVERTISING COSTS

Advertising costs are expensed as incurred. For the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997, advertising costs were approximately $461,000 and $2,103,000, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL STATEMENTS

The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash and cash equivalents, accounts payable and accrued liabilities and long term debt to approximate the fair value of the respective assets and liabilities at December 31, 1996 and 1997.

                               Trex Company, LLC

3.  INVENTORIES

Inventories consist of the following as of December 31:

                                                              1996                     1997
                                                      -------------------     --------------------
Raw Materials                                                  $  361,000               $  449,000
Finished Goods                                                  2,545,000                4,026,000
                                                      -------------------     --------------------
                                                               $2,906,000               $4,475,000
                                                      ===================     ====================

4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31:

                                                               1996                     1997
                                                      -------------------      --------------------
Leasehold improvements                                        $ 1,463,000               $ 1,659,000
Machinery and equipment                                        15,966,000                19,040,000
Furniture and equipment                                            29,000                    36,000
Forklifts and tractors                                            130,000                   131,000
Data processing equipment                                          65,000                   187,000
Construction in process                                           851,000                   521,000
                                                      -------------------      --------------------
                                                               18,504,000                21,574,000
Accumulated depreciation and amortization                        (574,000)               (2,361,000)
                                                      -------------------      --------------------
                                                              $17,930,000               $19,213,000
                                                      ===================      ====================

Depreciation expense for the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997 totaled $579,000 and $1,808,000, respectively.

                               Trex Company, LLC

5.  DEBT

The Company maintains an agreement with a bank to provide a $6,000,000 line of credit for working capital purposes, secured by substantially all of the Company's accounts receivable and inventories. There were no amounts outstanding at December 31, 1997.

The Company prepaid $3,000,000 of its Senior Notes during the year ended December 31, 1997. Long-term debt consists of the following as of December 31, 1997:

Senior Notes, due August 30, 2003, 10%                                    $21,250,000
Subordinated Notes, due August 30, 2004, 12%                                5,000,000
                                                                     ----------------
                                                                          $26,250,000
                                                                     ================

Maturities of long-term debt are as follows:

1998                                                                      $         -
1999                                                                        3,850,000
2000                                                                        3,850,000
2001                                                                        5,100,000
2002                                                                        5,100,000
Thereafter                                                                  8,350,000
                                                                     ----------------
                                                                          $26,250,000
                                                                     ================

The notes are secured by substantially all of the assets of the Company, with the Senior Notes holding liquidation preferences. The Senior and Subordinate Notes are held by the Company's Class B Members.

The Company made interest payments in the amount of $0 and $2,975,000 during the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997, respectively.

6.  MEMBERS' EQUITY

Trex was initially capitalized by the sale of 3,000 Class A units for $2,000,000 and 1,000 Class B units for $350,000. In conjunction with the acquisition of substantially all of the assets and assumption of certain of the liabilities of CPD, and the Company issued 1,000 Preferred units to CPD in exchange for $3,000,000.

                               Trex Company, LLC

6.   MEMBERS' EQUITY (CONTINUED)


Class A members have the right to elect the members of the Company's Board of Managers, which carries on the day-to-day business of the Company. Major decisions of the Company, such as those outside the ordinary course of business, require the approval of both Class A and Class B members. Class B units are convertible pro-rata into Class A units. The Class A and Class B units are collectively known as Junior units.

The Preferred units are non-transferable and have limited voting rights as defined in the Limited Liability Company Agreement. Preferred units are entitled to a preferred annual return, which is cumulative and payable under the terms of the Limited Liability Company Agreement. The Company has the right to redeem the Preferred units upon 30 days prior notice at the initial issuance cost plus any accumulated preferred returns at the time of redemption.

Cash distributions to member units shall be distributed upon approval of the Board of Managers and are limited under the terms of the Limited Liability Company Agreement. Members' liabilities are limited to their respective capital contributions.

The Company is party to a unitholders agreement which provided for certain additional rights such as registration, approval of certain transactions and other rights as defined in the agreement.

7.  LEASES

The Company leases office space, the plant building, storage warehouses and certain office and plant equipment under various operating leases. Scheduled payments under these leases are as follows as of December 31, 1997:

1998                                                                     $  907,000
1999                                                                        710,000
2000                                                                        639,000
2001                                                                        630,000
2002                                                                        544,000
Thereafter                                                                  136,000
                                                                 ------------------
                                                                         $3,566,000
                                                                 ==================

                               Trex Company, LLC

7.   LEASES (CONTINUED)

For the period from July 1, 1996 (Inception) to December 31, 1996 and for the year ended December 31, 1997, the Company had rental expenses of approximately $257,000 and $1,020,000, respectively.

8.  401(K) PLAN

The Company has a 401(k) Plan for the benefit of all employees who meet certain eligibility requirements. The plan documents provide for the Company to make defined contributions as well as matching and other discretionary contributions, as determined by the Board of Managers. The Company contributed $15,000 and $57,000 to the plan during the period from July 1, 1996 (Inception) to December 31, 1996 and during the year ended December 31, 1997, respectively.

9.  OTHER INFORMATION

The Company is from time to time party to litigation arising in the ordinary course of its business. The Company believes that such litigation will not have a material impact on the Company's financial position or results from operations.

The Company entered into a take-or pay contract to secure an ongoing source of raw materials at competitive, market prices. The contract requires the Company to take or pay for raw materials in an amount of $3.3 million annually for a period of six years, commencing upon the counterparty's completion of its production facility.

Approximately 68% of the Company's sales in 1997 were from its five largest customers.

10.   PRO FORMA DATA (UNAUDITED)

The Pro forma net income taxes and pro forma net income reflect federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the year ended December 31, 1997. Pro forma weighted average shares outstanding reflect ________ shares outstanding, which assumes that the shares resulting from the recapitalization were outstanding for the year ended December 31, 1997 (See note 11).

                               Trex Company, LLC

11.   SUBSEQUENT EVENTS

The Company currently plans to undertake an initial public offering of its securities. Immediately prior to its proposed offering, the Company will merge with Trex Company, Inc., a wholly owned subsidiary of the Company (the "Reorganization"). Subsequent to the merger, Trex Company, Inc. will be the surviving company. In conjunction with the Reorganization, the Company will
(1) pay a cash distribution to its members representing undistributed taxable earnings and a return of capital and (2) recognize a deferred income tax liability resulting from the conversion to a C corporation.

The net proceeds from the proposed offering are planned to be used primarily to reduce outstanding indebtedness, fund a portion of the cash distribution to its members, redeem all outstanding preferred equity and provide funds for expansion of operations, working capital needs, brand development and other general corporate purposes.

                        Report of Independent Auditors



Board of Managers
Trex Company, LLC


We have audited the related statements of divisional operations and divisional operating equity deficit and cash flows of Mobil Composite Products Division of Mobil Oil Corporation for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Mobil Composite Products Division for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

June 24, 1998

                     Mobil Composite Products Division of
                    Mobil Oil Corporation (the Predecessor)

                    Statements of Divisional Operations and
                      Divisional Operating Equity Deficit

                                                                                  Period from
                                                             Year ended         January 1, 1996
                                                            December 31,         to August 28,
                                                                1995                  1996
                                                        -----------------     ------------------
Net sales                                                    $ 19,635,000          $  18,071,000
Cost of sales                                                  10,269,000              9,188,000
                                                             ------------          -------------

Gross profit                                                    9,366,000              8,883,000
Selling, general, and administrative expenses                   6,943,000              5,508,000
                                                             ------------          -------------

Net income                                                   $  2,423,000          $   3,375,000
Divisional operating equity deficit - beginning              $(29,121,000)         $(26,698,000)
                                                             ------------          -------------
Divisional operating equity deficit - ending                 $(26,698,000)         $(23,323,000)
                                                             ============          =============



Pro forma net income (Note 6):

       Net income (historical)                               $  2,423,000          $   3,375,000
       Pro forma tax provision (unaudited)                        969,000              1,350,000
                                                             ------------          -------------
       Pro forma net income (unaudited)                      $  1,454,000          $   2,025,000
                                                             ============          =============

See accompanying notes to financial statements.

                      Mobil Composite Products Division of
                    Mobil Oil Corporation (the Predecessor)

                            Statements of Cash Flows

                                                                                          Period from
                                                                                           January 1,
                                                                Year ended                  1996 to
                                                                December 31,               August 28,
                                                                   1995                       1996
                                                            -------------------        -----------------
OPERATING ACTIVITIES
Net income                                                          $ 2,423,000              $ 3,375,000
Adjustments to reconcile net income to net cash
   provided by operating activities
 Depreciation and amortization                                        1,328,000                1,117,000
 Loss on disposal of property, plant and equipment                      209,000                        -
 Changes in operating assets and liabilities
  Trade accounts receivable                                            (101,000)                (582,000)
  Inventories                                                         1,306,000                 (170,000)
  Prepaid expenses and other assets                                           -                  (44,000)
  Trade accounts payable                                               (225,000)                  12,000
  Accrued expenses                                                      (17,000)                (107,000)
  Other liabilities                                                     (82,000)                (753,000)
                                                                    -----------              -----------
Net cash provided by operating activities                             4,841,000                2,848,000
                                                                    -----------              -----------


INVESTING ACTIVITIES
Expenditures for property, plant and equipment                       (3,842,000)              (3,708,000)
                                                                    -----------              -----------
Net cash used in investing activities                                (3,842,000)              (3,708,000)
                                                                    -----------              -----------

FINANCING ACTIVITIES
Intercompany financing, net                                          (1,009,000)                 860,000
                                                                    -----------              -----------
Net cash provided by (used in) financing activities                  (1,009,000)                 860,000
                                                                    -----------              -----------


Net decrease in cash and cash equivalents                               (10,000)                       -
Cash and cash equivalents at beginning of year                           10,000                        -
                                                                    -----------              -----------
Cash and cash equivalents at end of year                            $         -              $         -
                                                                    ===========              ===========

See accompanying notes to financial statements.

                     Mobil Composite Products Division of
                    Mobil Oil Corporation (the Predecessor)

                         Notes to Financial Statements

           For the year ended December 31, 1995 and the period from
                      January 1, 1996 to August 28, 1996


1.  BUSINESS AND ORGANIZATION

Mobil Composite Products Division, ("the Predecessor" or the "Division") manufactures and distributes wood polymer (thermo-plastic) composite products primarily for consumer and commercial decking applications. The Division is operated by Mobil Chemical Company, a subsidiary of Mobil Oil Corporation ("the Parent"). The Division markets its products throughout North America.

On August 29, 1996, Trex Company, LLC ("Trex") acquired substantially all of the assets and assumed certain of the liabilities of the Division. Trex acquired these net assets for cash of approximately $29 million.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost (last-in, first-out) or market value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

Depreciation is provided using the straight line method over the following estimated useful lives:

Machinery and equipment                              11 years
Furniture and equipment                              10 years
Forklifts and tractors                                5 years
Data processing equipment                             5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the asset.

Depreciation expense for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 totaled $1,141,000 and $992,000, respectively.

INTANGIBLE ASSET

The intangible asset consists of a non-compete agreement which is amortized using the straight line method over a period of 7 years.

REVENUE RECOGNITION

The Division recognizes revenue at the point of sale, which is at time of shipment to the customer from the warehouse.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. For the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, research and development costs were approximately $830,000 and $710,000, respectively. Approximately $204,000 of these costs were allocated from another division of the Parent for the year ended December 31, 1995, while substantially all research and development costs were incurred directly by the Division for the period from January 1, 1996 to August 28, 1996.

ADVERTISING COSTS

Advertising costs are expensed as incurred. For the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, advertising costs were approximately $1,240,000 and $1,542,000, respectively.

INCOME TAXES

Income taxes have been excluded from the accompanying financial statements as the Division was included in the consolidated tax returns of it Parent. There were no tax allocations to the division during the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3.  LEASES

For the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, the Division had rental expense of approximately $684,000 and $451,000, respectively.

4.  ALLOCATION OF EXPENSES

The Parent and certain of its subsidiaries provide the Division with various administrative and financial services. These services include treasury, insurance and tax administration, legal, certain payroll and employee benefit administration, health and safety and environmental compliance. Mobil's policy is to allocate centrally incurred costs primarily on the basis of usage or on estimated time spent. Management believes these allocations and charges have been made on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the division been operated as a stand-alone entity.

5.   LITIGATION

During 1995 the Division incurred approximately $600,000 in legal expenses in connection with a patent dispute. The dispute has been resolved in favor of the Division. In addition, the Division is from time to time party to litigation arising in the ordinary course of its business. The Division is not subject to any material pending litigation.

6.   PRO FORMA TAX PROVISION (UNAUDITED)

The pro forma unaudited condensed information is based upon the historical financial information of the Division adjusted to reflect estimated income tax provisions (assuming a 40% effective rate) on historical income before taxes which would have occurred had the Division been taxed as a stand-alone entity.

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the Common Stock, nor does it constitute an offer or solicitation in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation, or an offer or solicitation by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                              __________________


                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

Summary.............................................................    2
Risk Factors........................................................   10
Use of Proceeds.....................................................   17
Dividend Policy.....................................................   17
Capitalization......................................................   18
Dilution............................................................   19
Selected Historical and Pro Forma Financial
 Data...............................................................   20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.........................................................   23
Business............................................................   31
Management..........................................................   44
Certain Transactions................................................   49
Principal Stockholders..............................................   51
Description of Capital Stock........................................   52
Shares Eligible for Future Sale.....................................   56
Underwriting........................................................   58
Legal Matters.......................................................   60
Experts.............................................................   60
Additional Information..............................................   60
Index to Financial Statements.......................................  F-1


                              ________________

     Until ____________, 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the shares of Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ______________ SHARES





                              [LOGO]

                          TREX COMPANY, INC.

                           COMMON STOCK

                            __________

                                 PROSPECTUS
                                 __________







                             SCHRODER & CO. INC.

                             J.C. BRADFORD & CO.



                            _______________ __, 1998


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses expected to be incurred in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee are estimated.

SEC Registration Fee.............................................     $15,266.25
NASD Filing Fee..................................................          *
Nasdaq National Market Listing Fee...............................          *
Blue Sky Fees and Expenses.......................................          *
Accounting Fees and Expenses.....................................          *
Legal Fees and Expenses..........................................          *
Printing and Engraving Expenses..................................          *
Transfer Agent Fees and Expenses.................................          *
Miscellaneous....................................................          *
                                                                      ----------
  Total..........................................................     $    *
                                                                      ----------

______________
*  To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Delaware General Corporation Law. Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection therewith.

     Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

     Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

     Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to,
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Certificate of Incorporation. Article XII of the Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Company's directors will not be personally liable to the registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such Article XII will eliminate or limit the liability of directors (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

     Bylaws. The Bylaws provide for the indemnification of the officers and directors of the Company to the fullest extent permitted by the Delaware General Corporation Law. Article XII of the Bylaws provides that each person who was or is made a party to (or is threatened to be made a party to) any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law against all expenses, liability and loss (including, without limitation, attorneys' fees) incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Company and had no reason to believe that such person's conduct was illegal.

     Insurance. The directors and officers of the Company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by the Company.

     Underwriting Agreement. The Underwriting Agreement will provide for the indemnification against certain liabilities of the directors and officers of the Company and certain controlling persons under certain circumstances, including certain liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On September 10, 1998, in connection with the incorporation of Trex Company, Inc., Trex Company, Inc. issued 100 shares of Common Stock to Trex Company, LLC for cash consideration of $1,000. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

     *1.1  Form of Underwriting Agreement.
     *3.1  Form of Certificate of Incorporation of the Company.
     *3.2  Form of Bylaws of the Company.
     *4.1  Form of Stock Certificate for the Common Stock.
     *5.1 Opinion by Hogan & Hartson L.L.P. regarding the validity of the Common Stock.
    *10.1 Loan Agreement, dated ___________, 1998 between the Company and First Union Bank.
    *10.2  1998 Stock Incentive Plan of the Company.
    *10.3  Employee Stock Purchase Plan of the Company.
    *10.4 Members Agreement, dated as of August 29, 1996, among Trex Company, LLC and each of the persons named in schedules thereto.
    *10.5 Agreement and Plan of Merger, dated as of _______________, 1998, between Trex Company, Inc. and Trex Company, LLC.
     23.1  Consent of Ernst & Young LLP., independent accountants.
    *23.2  Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).
     24.1  Power of Attorney (included in signature page).
     27.1  Financial Data Schedule.

___________________
*  To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, Commonwealth of Virginia, on this 11th day of September 1998.

                                   Trex Company, Inc.

                                   By: /s/ Robert G. Matheny
                                       ---------------------
                                       Robert G. Matheny
                                       President
                                       (Duly Authorized Representative)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert G. Matheny and Anthony J. Cavanna, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement relating to this registration statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          NAME                                TITLE                                    DATE
          ----                                -----                                    ----
                                     President and Director
/s/ Robert G. Matheny             (Principal Executive Officer)                 September 11, 1998
-------------------------
Robert G. Matheny

                            Senior Vice President and Chief Financial
                                       Officer and Director
/s/ Anthony J. Cavanna     (Principal Financial and Accounting Officer)         September 11, 1998
-------------------------
Anthony J. Cavanna


/s/ Andrew U. Ferrari                        Director                           September 11, 1998
-------------------------
Andrew U. Ferrari


/s/ Roger A. Wittenberg                      Director                           September 11, 1998
-------------------------
Roger A. Wittenberg

                                 EXHIBIT INDEX


   *1.1  Form of Underwriting Agreement.
   *3.1  Form of Certificate of Incorporation of the Company.
   *3.2  Form of Bylaws of the Company.
   *4.1  Form of Stock Certificate for the Common Stock.
   *5.1 Opinion by Hogan & Hartson L.L.P. regarding the validity of the Common Stock.
  *10.1 Loan Agreement, dated ___________, 1998 between the Company and First Union Bank.
  *10.2  1998 Stock Incentive Plan of the Company.
  *10.3  Employee Stock Purchase Plan of the Company.
  *10.4 Members Agreement, dated as of August 29, 1996, among Trex Company, LLC and each of the persons named in schedules thereto.
  *10.5 Agreement and Plan of Merger, dated as of ____________, 1998, between Trex Company, Inc. and Trex Company, LLC.
   23.1  Consent of Ernst & Young LLP., independent accountants.
  *23.2  Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).
   24.1  Power of Attorney (included in signature page).
   27.1  Financial Data Schedule.

_______________________

*  To be filed by amendment.